
05048825

FIRST UNITED CORPORATION

Annual Report 2004

First United Corporation, headquartered in Oakland, Maryland, (Nasdaq: FUNC) is a financial holding company and the parent company of First United Bank & Trust. My Bank/First United provides a wide range of financial products, including commercial, trust, insurance and investment services. These services are customized to support and enhance the lives of the people and businesses in Maryland's Garrett, Allegany, Washington and Frederick counties, as well as West Virginia's Mineral, Hardy, Berkeley and Monongalia counties through 24 community offices and a nationally recognized customer service center. Since its founding in 1900, First United has remained independent and grown steadily through sound financial management practices and by investing time, energy and resources in the communities it serves.

Our Vision

**Uncommon Commitment
to Service and Solutions**

Our Mission

**To Enrich the Lives of Our
Customers, Our Employees and Our Shareholders
Through Uncommon Service and
Effective Financial Solutions**

Our Critical Success Factors

**Kaizen (Continuous Improvement)
Employee Enablement
Effective Communication
Retail Orientation**



First United Corporation

Shareholder Information

MyBank! FIRST UNITED CORPORATION

Market Summary of Stock

First United Corporation's common stock trades on The Nasdaq Stock Market℠ under the symbol FUNC. The following summary reflects the high and low trades during the period for the years ended December 31, 2004 and 2003.

2004	High	Low
1st Quarter	$26.91	$22.30
2nd Quarter	24.96	19.25
3rd Quarter	21.64	19.35
4th Quarter	21.34	19.65

2003	High	Low
1st Quarter	$22.10	$16.06
2nd Quarter	25.50	19.60
3rd Quarter	24.62	20.17
4th Quarter	25.99	21.78

Ferris, Baker Watts, Inc.
12 North Liberty Street
Cumberland, MD 21502
(301) 724-7161
(800) 776-0629

Ferris, Baker Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(301) 733-7111
(800) 344-4413

Scott & Stringfellow, Inc.
909 East Main Street
Richmond, VA 23219
(804) 782-8819
(800) 552-7757

Cash Dividends

Cash dividends were paid by the Corporation on the dates indicated in the following manner:

2004			2003		
	February	$.180		February	$.175
	May	.180		May	.175
	August	.180		August	.175
	November	.180		November	.175

If you need assistance in any of the following areas:

- change in registration
- reporting lost certificates
- nonreceipt or loss of dividend checks
- information on the dividend reinvestment plan

Please contact our transfer agent at:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com
First United's Direct Line:
1-800-953-2593

S.E.C. Form 10-K
The Corporation files an annual report on Form 10-K with the Securities and Exchange Commission. **A copy of this statement will be sent without charge to any shareholder who requests in writing to:**
Robert W. Kurtz, Secretary
First United Corporation
c/o First United Bank & Trust
P.O. Box 9
Oakland, MD 21550-0009

Shareholders' Meeting
The annual shareholders' meeting will be held on:
Tuesday, April 26, 2005, 3:00 p.m.
Rocky Gap Lodge & Golf Resort
16701 Lakeview Road, NE
Flintstone, MD 21536



Message to the Shareholders of First United Corporation:

Dear Fellow Shareholder:

The increased cost of compliance and the repositioning of the Company's balance sheet contributed to a slide in earnings for 2004. The replacement of our Trust Preferred Security and the early redemption of Federal Home Loan Borrowing had a combined impact of $.30 per share. While costly, these two moves position the Company for future growth, while at the same time substantially reducing our interest costs. The onerous requirements of compliance, with an increasing regulatory burden cost approximately $.08 per share last year.

These elements, combined with ongoing pressure on our net interest margin resulted in earnings per share of $1.25. Our Return on Equity finished at 8.91%. Further details on this can be found in the 10-K which is included with your Annual Report.

Loan growth continued to be strong in 2004. It was well balanced with $66 million in growth in the Commercial Loan Portfolio and $54 million in growth in the Mortgage Portfolio. We continued to be challenged in growing deposits last year, as competition for consumer and business funds was at a fevered pitch.

As we move forward, we are excited about our expansion plans into our dynamic growth areas. By the time you receive this report, our first full service office in Morgantown, West



Virginia will be opened for business. We also plan further growth, not only in Morgantown, but also in Hagerstown and Frederick, Maryland. Given the robust economies in these markets, your Company believes there are significant opportunities for success in these markets, resulting in stronger earnings for your investments in First United Corporation.

There were some changes with your Board of Directors last year. We were saddened by the resignation of James R. Scarpelli, Sr. Now in his tenth decade, we salute him for his many faithful years of service to both Cumberland Savings Bank and First United Bank & Trust. We are excited about the addition of Faye Cannon, John McCullough and Gary Ruddell to your Board and believe you will agree that their addition strengthens your Company.

Whether it is members of your Board of Directors or associates who work in various capacities in the Bank, we are in a business where relationships and understanding common goals are key to our success as a company. I can assure you, as owners of the Company, that we understand our mission and are dedicated to fulfilling it and enhancing the long-term value of your investment.



William B. Grant
Chairman of the Board and Chief Executive Officer



First United Corporation and Subsidiaries

Nine Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	9-Year Compound Growth Rate
Results of Operations:										
Tax-equivalent interest income	**$ 61,380**	$ 58,558	$ 58,430	$ 63,978	$ 64,307	$ 55,929	$ 48,140	$ 44,019	$ 39,814	5%
Interest expense	**24,016**	23,601	25,702	33,378	35,039	27,146	21,915	18,978	16,376	4%
Tax-equivalent net interest income	**37,364**	34,957	32,728	30,600	29,268	28,783	26,225	25,041	23,438	5%
Tax-equivalent adjustment	**698**	855	841	749	791	823	673	671	1,244	-6%
Provision for credit losses	**2,534**	833	1,506	2,926	2,198	2,066	1,176	935	749	14%
Net interest income after provision for loan losses	**34,132**	33,269	30,381	26,925	26,279	25,894	24,376	23,435	22,148	5%
Non-interest income	**12,971**	11,867	9,007	9,314	7,789	6,936	6,091	5,967	4,869	11%
Operating non-interest income	**12,268**	10,858	9,373	8,736	7,912	6,821	5,853	5,876	4,845	11%
Non-operating non-interest income:										
Non-recurring gains on sales of assets	**-**	-	-	-	-	-	-	-	-	
Securities gains (losses)	**703**	1,009	(366)	578	(123)	115	238	91	24	45%
Non-interest expenses	**35,969**	29,821	26,038	23,381	21,995	20,739	19,058	19,530	17,394	8%
Operating non-interest expenses	**35,410**	29,587	26,038	23,346	21,956	20,722	19,058	18,976	17,121	8%
Non-operating non-interest expenses:										
Restructuring costs	**-**	-	-	-	-	-	-	554	273	-100%
Amortization of goodwill and intangible assets	**559**	234	-	35	39	17	-	-	-	
Income before income taxes	**11,134**	15,315	13,350	12,858	12,073	12,091	11,409	9,942	9,623	2%
Income tax expense	**3,507**	4,566	3,695	3,689	3,762	4,130	3,982	3,297	3,144	1%
Net income	**7,627**	10,749	9,655	9,169	8,311	7,961	7,427	6,645	6,479	2%
Dividends declared	**4,423**	4,291	4,166	4,047	3,908	3,791	3,781	3,609	4,243	0.5%
Per Share Data:										
Net income - basic	**$ 1.25**	$ 1.77	$ 1.59	$ 1.51	$ 1.37	$ 1.30	$ 1.20	$ 1.05	$ 1.00	2%
Net income - diluted	**1.25**	1.77	1.59	1.51	1.37	1.30	1.20	1.05	1.00	2%
Dividends paid	**0.72**	0.70	0.68	0.66	0.64	0.62	0.60	0.56	0.51	4%
Book value (at year end)	**14.17**	13.83	13.04	11.69	10.77	9.55	9.50	9.05	8.82	5%
Tangible book value (at year end)	**11.69**	11.29	12.91	11.56	10.64	9.41	9.50	9.05	8.82	3%

Management's Report of Internal Control Over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to management and the Board of Directors as to the reliability of the Corporation's financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

An internal control system, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect mis-statements in the financial statements or the unauthorized use or disposition of the Corporation's assets. Also, projections of any evaluation of effectiveness of internal controls to figure periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Corporation for the three years ended December 31, 2004, appearing elsewhere in this annual report, and has issued an attestation report on management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, as stated in their report, which is included herein.

William B. Grant
Chairman of the Board and,
Chief Executive Officer

Robert W. Kurtz
President and,
Chief Financial Officer

MyBank! FIRST UNITED CORPORATION

	2004	2003	2002	2001	2000	1999	1998	1997	1996	9-Year Compound Growth Rate
Financial Condition (at year end):										
Assets	**$1,231,877**	$1,108,241	$ 954,388	$ 818,824	$ 848,300	$ 793,991	$ 641,114	$ 569,030	$ 523,621	10%
Deposits	**$ 850,661**	$ 750,161	$ 610,460	$ 588,518	$ 636,819	$ 598,572	$ 511,500	$ 500,060	$ 452,539	7%
Net loans and leases	**$ 904,636**	$ 786,051	$ 659,758	$ 603,801	$ 611,975	$ 566,072	$ 506,718	$ 439,132	$ 380,594	10%
Securities	**$ 210,661**	$ 223,615	$ 215,236	$ 130,692	$ 152,858	$ 150,565	$ 96,728	$ 94,595	$ 110,068	7%
Stockholder's equity	**$ 86,356**	$ 84,191	$ 79,283	$ 71,076	$ 65,511	$ 58,096	$ 58,474	$ 56,714	$ 56,815	5%
Performance Ratios (for the year):										
Return on average equity	**8.91%**	13.10%	12.75%	13.26%	13.40%	13.56%	12.92%	11.70%	11.48%	
Return on average assets	**0.65**	1.03	1.13	1.11	1.03	1.12	1.24	1.21	1.29	
Yield on average interest-earning assets	**5.63**	6.00	7.29	8.21	8.42	8.26	8.40	8.50	8.44	
Rate on average interest-bearing liabilities	**2.43**	2.70	3.64	4.28	4.58	4.20	4.07	3.90	3.71	
Net interest spread	**3.20**	3.30	3.65	3.71	3.63	4.06	4.33	4.60	4.73	
Net interest margin	**3.43**	3.58	4.08	3.93	3.84	4.23	4.56	4.83	4.97	
Efficiency ratio	**71.4**	63.62	62.39	58.58	59.36	58.06	58.98	62.89	62.64	
Dividend payout ratio	**57.48**	39.65	42.76	43.71	46.72	47.69	50.00	53.33	51.00	
Capital and Credit Quality Ratios:										
Average equity to average assets	**7.28%**	7.88%	8.84%	8.34%	7.68%	8.23%	9.54%	10.35%	11.21%	
Total risk-based capital ratio	**12.24**	11.77	14.31	15.54	14.55	15.03	13.40	14.82	17.92	
Allowance for loan losses	**0.75**	0.75	0.91	0.94	0.83	0.77	0.65	0.60	0.57	
Nonperforming assets to total assets	**0.37**	0.36	0.35	0.54	0.30	0.14	0.16	0.20	0.31	
Net charge-offs to average loans	**0.2**	0.17	0.19	0.37	0.25	0.18	0.11	0.11	0.19	

This information has been excerpted from the Audited Consolidated Financial Statements of First United Corporation, which are included in the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission. This information should be read in conjunction with the Corporation's Form 10-K for the year ended December 31, 2004. A copy of the Form 10-K can be obtained by writing to: Robert W. Kurtz, First United Corporation, P.O. Box 9, Oakland, MD 21550-0009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First United Corporation

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that First United Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). First United Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect mis-statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First United Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, First United Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of First United Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, of First United Corporation and our report dated March 7, 2005, expressed an unqualified opinion thereon.

March 7, 2005.

Ernst & Young LLP



First United Bank & Trust

Office and Automated Teller Machine (ATM) Locations




PENNSYLVANIA
MARYLAND
WEST VIRGINIA
VIRGINIA
Morgantown
Friendsville
Grantsville
Frostburg
LaVale
Cumberland
Barton
Bel Air
Deep Creek
Oakland
Westernport
Tri-Towns
Keyser
Moorefield
Martinsburg
Hagerstown
Smithsburg
Myersville
Frederick
First United Locations
Office
ATM
Office & ATM


STAR
Cirrus

Web Site
www.mybankfirstunited.com

First United Bank & Trust

Office and Automated Teller Machine (ATM) Locations


MyBank!
FIRST UNITED
CORPORATION

Maryland

GARRETT COUNTY

Oakland

- ☐ **Oakland Office**
  19 South Second Street
  Oakland, MD 21550
- ☐ **Mid-Towns Office**
  228 Weber Road
  Oakland, MD 21550
- ○ BFS Foods, Inc.
  837 East Oak Street
  Oakland, MD 21550
- ○ The Short-Stop, Inc.
  Mid-Way Shopping Plaza
  Weber Road
  Oakland, MD 21550
- ○ Brownings Foodland
  406 Weber Road
  Oakland, MD 21550

Deep Creek Lake

- ☐ **Lake Office**
  38 Vacation Way, Rt. 219
  McHenry, MD 21541
- ○ Arrowhead Market
  Route 219, McHenry, MD 21541
- ○ Deep Creek Foodland Fresh
  Route 219, McHenry, MD 21541
- ○ Plaza Deli
  Route 219, McHenry, MD 21541
- ○ Garrett County Visitor's Center
  15 Visitor's Center, Rt. 219
  McHenry, MD 21541
- ○ Wisp Resort
  Marsh Hill Road, McHenry, MD 21541
- ☐ **Friendsville Office**
  532 First Avenue & Maple Street
  Friendsville, MD 21531
- ☐ **Grantsville Office**
  157 Main Street
  Grantsville, MD 21536
- ○ Grantsville Foodland
  Grantsville Plaza
  Grantsville, MD 21536

ALLEGANY COUNTY

Cumberland

- ☐ **Bel Air Office**
  14300 Barton Boulevard S.W.
  Cumberland, MD 21502
- ☐ **Center City Office**
  Centre & Harrison Streets
  Cumberland, MD 21502
- ☐ **White Oaks Office**
  1501 Oldtown Road
  Cumberland, MD 21502

LaVale

- ○ National Highway
  Corner of National Highway
  and Vocke Road
  LaVale, MD 21502

Frostburg

- ☐ **Frostburg Office**
  Route 36
  Frostburg, MD 21532
- ○ Frostburg State University
  Lane Center, Frostburg, MD 21532
- ☐ **Barton Office**
  19200 Legislative Road S.W.
  Barton, MD 21521
- ○ Main Street
  Westernport, MD 21562

WASHINGTON COUNTY

Hagerstown

- ☐ **Hagerstown Office**
  130 S. Edgewood Drive
  Hagerstown, MD 21740
- ☐ **Smithsburg Office**
  100 S. Main Street
  Smithsburg, MD 21783

FREDERICK COUNTY

Myersville

- ☐ **Myersville Office**
  209 Main Street
  Myersville, MD 21773

Frederick

- ☐ **Riverside Center Office**
  Route 26
  1990 Monocacy Boulevard
  Frederick, MD 21701
- ☐ **Ballenger Creek Office**
  5868 Ballenger Creek Pike
  Frederick, MD 21703

West Virginia

MINERAL COUNTY

- ☐ **Tri-Towns Office**
  51 Ashfield Street
  Piedmont, WV 26750
- ☐ **Keyser Office**
  Keyser Square Mall
  Keyser, WV 26726

HARDY COUNTY

- ☐ **Moorefield Office**
  South Branch Square
  Route 220
  Moorefield, WV 26836

West Virginia

BERKELEY COUNTY

- ☐ **Potomac Office**
  U.S. Route 11 and Grade Road
  Falling Waters, WV 25419
- ☐ **Martinsburg Office**
  100 S. Queen Street
  Martinsburg, WV 25401
- ☐ **South Berkeley Office**
  U.S. Route 11 and WV Route 51
  Inwood, WV 25428
- ☐ **South Foxcroft Office**
  980 Foxcroft Avenue
  Martinsburg, WV 25401
- ☐ **Edwin Miller Boulevard Office**
  1286 Edwin Miller Boulevard, Route 9
  Martinsburg, WV 25401

MONONGALIA COUNTY

- ☐ **Sabraton Office**
  1951 Hunter's Way
  Morgantown, WV 26505

Call Us!

1-888-MYBANK4
(1-888-692-2654)

www.mybankfirstunited.com

First United Corporation and Subsidiaries
Directors and Management

First United Corporation
Executive Management

William B. Grant
Chairman of the Board and
Chief Executive Officer

Robert W. Kurtz
President, Chief Financial Officer
and Secretary/Treasurer

Jeannette R. Fitzwater
Senior Vice President and
Director of Human Resources

Philip D. Frantz
Senior Vice President and
Director of Operations and Support

Eugene D. Helbig, Jr.
Senior Vice President and
Senior Trust Officer

Steven M. Lantz
Senior Vice President and
Senior Lending Officer

Robin E. Murray
Senior Vice President and
Director of Marketing

Frederick A. Thayer, IV
Senior Vice President
Director of Retail Banking and CRA Officer

First United Corporation Subsidiaries

First United Insurance Group
Val J. Teagarden
President and Chief Executive Officer

OakFirst Loan Center
Lawrence J. King
President and Chief Operations
Officer

First United Corporation Directors

David J. Beachy
Fred B. Beachy Lumber Co., Inc.
Building Supplies–retired

Rex W. Burton
Owner and President, Burtons, Inc.
Men's Wear
Retail and Wholesale
Used Office Furniture and Store Fixtures

Faye E. Cannon
Consultant and Director of Dan Ryan Builders,
Inc., Former Chief Executive Officer and
President of F&M Bancorp, Frederick,
Maryland–retired

Paul Cox, Jr.
Owner, Professional Tax Service

William B. Grant
Chairman of the Board/CEO
First United Corporation and
First United Bank &Trust

Raymond F. Hinkle
Tax Consultant

Robert W. Kurtz
President/CFO/Secretary/Treasurer,
First United Corporation and
First United Bank & Trust

John W. McCullough
Certified Public Accountant. Retired in 1999
as Partner of Ernst & Young, LLC

Elaine L. McDonald
Realtor, Long & Foster Realtors

Donald E. Moran
Secretary/Treasurer, Moran Coal Corporation

Karen F. Myers
President, Mountaineer Log &
Siding Co., Inc. President, Recreational
Industries, Inc.; Member DC
Development LLC, Real Estate Broker,
Deep Creek Mountain Resort

Gary R. Ruddell
President, Hobby House Press, Inc., dba
Total Biz Fulfillment, provides business
services. Member, Gary R. Ruddell LLC,
commercial real estate. Member, MSG
Glendale Properties LLC, residential
real estate

I. Robert Rudy
President, Rudy's Inc.
Retail Apparel and Sporting Goods
Member, DC Development LLC

Richard G. Stanton
Retired. Served as the Chairman,
President and Chief Executive Officer of
First United Corporation and First
United Bank & Trust until 1996

Robert G. Stuck
Vice President, Oakview
Motors, Inc.–retired

Honorary Directors

Maynard G. Grossnickle
Farmer, Retired

Frederick A. Thayer
Judge, Retired

Advisory Council

Corinne M. Bradac
Certified Public Accountant, CFP

M. Kathryn Burkey
Certified Public Accountant

Roger N. Fairbourn
Broker/Owner Roger Fairbourn Real Estate

Susan P. Kelley
Owner/Broker Coldwell Banker
Kelley & Associates

Lawrence F. Lockard
R. C. Marker Company, Retired

Hoye Andrew Walls, III
President, Morgantown Printing & Binding

Mac Warner
Developer, The Square at Falling Run

Renick C. Williams
Developer, Retired

L. Hunter Wilson
President, Hunter Company of West Virginia
Real Estate Development

The Team of Associates Dedicated to Serving You!


MyBank!
FIRST UNITED
CORPORATION

Janet Y. Alexander
Sue H. Alexander
Vicki M. Alexander
Donna M. Allnutt
Rachael L. Amtower
Diane M. Armentrout
William B. Armistead
Kara A. Arthur
Jeffery S. Ashby
Vicki L. Atkins
Debra H. Backus
Shelley D. Baker
Victoria A Baker
Lisa R. Barnes
Staci R. Bateman
Catherine L. Beckman
Krystal A. Beckman
Sandra E. Bell
Dianna L. Berkey
Jason A. Bernard
Kimberly A. Betson
Aneta L. Bever
Sandra L. Bidle
Joy M. Billmeyer
Amanda J. Bittinger
Donna S. Bittinger
Helen M. Bittinger
Rebecca L. Bittinger
Teresa Bittinger
Joni K. Blum
Patricia M. Boehl
Misty L. Bohrer
Travis F. Bohrer
Dionne L. Bolyard
Leah A. Bolyard
Stephanie D. Bomboy
Shirley A. Bowman
Heather C. Braithwaite
Jessica L. Brandlen
Jodi M. Brenneman
Susan Brenneman
Judy Brewer
Carolyn S. Broadwater
Heather M. Broadwater
Erica N. Brooks
Jill Brooks
Rosie Brooks
Andrew D. Brown
Joyce A. Brown

Terri D. Browning
Maranda C. Burdock
Shannon M. Burker
Rose Marie Burkey
Carolyn S. Burkhart
Dawn M. Bussard
Beth Butler
Margo J. Butler
Tara M. Byers
Mary M. Callis
Stacy A. Campbell
Patricia C. Carter
Dea T. Catlett
Tana A. Cessna
Annette M. Chapman
Tara L. Chapman
Margaret A. Clark
Amanda L. Coburn
Harry C. Coddington, Jr.
Christine N. Collins
Lori A. Collins
Laura B. Combs
Shelby J. Compton
Frances M. Condry
Peggy E. Connor
Sara L. Cook
Tina L. Cook
Janelle L. Cool
Patricia M. Copeland
Emily M. Cosner
Jennifer R. Costello
Donna J. Creegan
Tammy L. Crowe
Heather M. Cummings
Melissa A. Custer
Cynthia V. Daniels
Larissa S. Davis
Linda M. Davis
James D. Dayhoff
Beverly A. DeBerry
Lloyd A. Decker
Tara R. Decker
John E. Delaney
M. Kathleen Deuell
Karen R. DeWitt
Jessica L. DeWitt
Linda R. DeWitt
Robin R. Dimick
John H. Dixon
Christopher L. Durben
Roxanne Durr
Lori F. Durst
Janice Eckard
Diane M. Emory
Esther S. Evans
George W. Evans

Jennifer C. Evans
Krista M. Evans
Stacey M. Evans
Jessica D. Everhart
Christy Fadeley
Janis J. Fazenbaker
Forrest W. Ferry
Jared R. Fike
Carolyn P. Fisher
Dawn M. Fisher
Jeannette Rudy Fitzwater
Shirley E. Fitzwater
Miriah L. Fletcher
B. Gene Flinn
Joyce Ann Flinn
Bonita A. Forbes
Connie L. Forbes
Dave C. Forbes
Jennifer L. Forrest
D. Deane Foy
Betty L. Frantz
Philip D. Frantz
Sharon K. Frantz
Marlena M. Friend
Patty B. Friend
Cynthia A. Fuller
Cynthia C. Funkhouser
Beth A. Gaither
Amy Law Garner
Darlene L. Gatto
Kimberly A. Gaudio
Carol E. Gibson
Wendy S. Glotfelty
Brenda L. Gnegy
Carol A. Gosnell
Alta L. Gordon
Rebecca Graham
William B. Grant
Tina L. Green
Patricia M. Gregory
Luther W. Groves
Jamie N. Hall
Patricia A. Harrison
Thelma E. Harman
Melissa C. Harper
Susan M. Harrison
R. Susie Harsh
Deborah L. Hartman
Rebecca L. Harvey
Anthony D. Haskiell
Joleen D. Haskiell
Stephanie A. Hauser
Erica L. Hayhurst
Eugene D. Helbig, Jr.
Kathryn E. Helbig
Terry R. Helbig

Stephanie L. Henline
Dawn M. Henry
Lisa M. Herman
Ashley D. Hershman
Deborah J. Hetrick
Jacqueline A. Hibshman
Linda S. Hileman
Lori A. Hill
Amanda L. Hinebaugh
Barbara L. Hinebaugh
Gregory W. Hinebaugh
Ruth E. Hinebaugh
Kenneth K. Hoch
Andrew W. Hoffman
Elizabeth D. Holland
Juliana E. Holland
Doris Holliday
Sally Horn
Joyce A. Horst
Betty S. Host
Virgil L. Host
Scott A. Hostetler
Hannah E. Hostutler
Debra F. Houpt
Jessica F. Hronesz
Deborah J. Hughes
Laura A. Hyberg
Samatha Jackson
Donald L. Jacot, Jr.
Jennifer L. Jacot
Deborah J. Jenkins
Donna J. Jennings
David A. Jimerfield
Joyce Johnson
Todd A. Johnson
Rebecca L. Jones
Dawn A. Jubb
Cynthia D. Kelley
David B. Kelley
Hailey M. Kelley
Dianna M. Kelly
Eva M. Kelly
Karen J. Kelly
Chasity L. Kent
Larry S. Kershner
Tracy M. Kesner
Larry S. Kessel
Eileen N. Keyser
Dawn M. King
Lawrence J. King
Lisa A. Kinney
Joy K. Knotts
Rebecca A. Kope
Mary R. Kraft
Robert W. Kurtz
Angela L. Laffey

Jennifer M. Lambka
Anita M. Lantz
Christopher S. Lantz
Rebecca M. Lantz
Steven M. Lantz
Karen D. Larrimore
Allyson M. Law
Katherine C. Lazzari
Edwin Lease
Shari L. Lease
Gregory C. Lee
Tammy L. Lemmon
Dawn N. Lewis
Jennifer L. Lewis
Larue E. Lewis
Lisa M. Lewis
Patricia J. Lewis
Shirley A. Lewis
Betty L. Liller
Carolyn L. Lipscomb
Pamela J. Lipscomb
Mary C. Llewellyn
Edward Logsdon
Mary Lynn Longley
Susan A. Lucas
Theresa R. Lucas
Margaret A. Luzier
Adriane G. Mallow
Kimberly A. Marker
David H. Markgraf
Sheila M. Marks
Jessica S. Maroney
Janet L. Marsh
Amy Mason
Shannon M. Mason
Elizabeth G. Mathias
Marla K. Mayles
Diana S. Mayne
Christina R. McCann
Kevin P. McCormick
Michael K. McHenry
Carol Ann McNair
Larry M. McSherry
C. Jerry Merrick, III
Lynnette A. Michaels
Opal L. Michaels
Carrie E. Miller
Donna H. Miller
Marsha E. Mills
Gayle S. Minnick
Anya R. Moaveni
Debra L. Moon
Beverly B. Moore
Stephanie D. Moore
Jana K. Moran
Jennifer L. Moreland

Robin S. Morris
Beverly A. Mowen-Hann
Helen K. Moyer
Pamela L. Murphy
Beverly A. Murray
Robin E. Murray
Amy L. Myers
Jeannie R. Myers
Tera Nelson
Jackie Nesselrodt
Chad A. Nice
Eric W. Nutter
Elizabeth G. O'Conner
Michele O'Connor
Brandy R. O'Neal
Shaunna C. Pack
Joyce K. Page
Amanda M. Pagenhardt
Christina J. Palmer
Rupal V. Pandya
Edward E. Panther
Arzella T. Parsons
Don R. Parsons, Jr.
Beverly A. Patton
Priscilla R. Patton
Erin L. Paugh
Doris R. Paugh
Kelly A. Peer
Julie E. Warnick-Peterson
Denise D. Phelps
Susan C. Piper
Catherine Powell
Judith Pownall
Vickie L. Pratt
Mary E. Pritts
C. Thomas Rankin
Isabel A. Rankin
Lenora J. Reams
Mary M. Reams
Patricia L. Reed
Iva Mae Reynolds
Debra S. Rhodes
Roxann Rice
Michelle L. Richter
Melanie J. Riley
April D. Ringer
Christina R. Ritchie
Lydia C. Robbins
Carissa Rodeheaver
Elma M. Rodeheaver
Sarena L. Rodeheaver
Sherry L. Rodeheaver
James C. Rodgers
Peggy A. Roth
Denise D. Rowan
Theresa J. Rowe

Jason B. Rush
Kara L. Rush
Larry S. Rush
Lyndsie N. Rush
Heather E. Sams
Keith R. Sanders
Rebecca J. Sanders
Susan R. Sanders
Thais R. Sanders
Connie S. Savage
Constance J. Savage
Monica L. Savage
Marilyn A. Schalker
Tonya L. Schoolcraft
Michelle L. Schroyer
Stacy L. Scripp
Brooke N. Shadle
Amanda R. Shaffer
Kristen E. Shaffer
Allen H. Shapiro
Sheila M. Shapiro
Deborah J. Sharpless
Frances M. Sharpless
Ann M. Sharps
David L. Sharps
Robert P. Sharps
Daniel C. Sheehe
Bettie L. Sherwood
Lorraine J. Shields
Misty D. Schoch
Mary J. Shue
Sandra D. Sims
Alison Sines
Beverly Ann Sines
Ginnie Sines
Linda H. Sines
Rebecca I. Sines
Christine D. Sisler
Roger L. Sisler
Kathaleen M. Skipper
Stacy D. Slaughter
Jaime L. Smith
R. Scott Smith
Lesa Snyder
Mary E. Snyder
Doris Sowers
Lisha D. Sparks
Richard L. Spiker
Rachael J. Stevenson
Tammy M. Stewart
Brenda V. Stone
Roger L. Stumbaugh
Tonya K. Sturm
Pamela L. Subock
Susan E. Sullivan
Barbara A. Sweitzer

Chiquita L. Sweitzer
Jason A. Sweitzer
Josephine G. Sweitzer
Linda S. Sweitzer
Tracy S. Sweitzer
Lisa A. Swiger
Robin L. Tasker
Val J. Teagarden
Frederick A. Thayer
Cara M. Thomas
Larry A. Thornton
Linda A. Trost
George M Tusing, II
Kenneth R. Twigg
Virginia A. Umbel
Autumn N. Uphold
Christine A. Upole
Judy M. VanMeter
Corinna A. Virts
Joy B. Wagner
Jonathan W. Wagoner
Chelsea M. Wall
Cindy L. Wall
Jeanette L. Wampler
Charlotte L. Warnick
Michelle L. Warnick
Diane M. Watts
Christine A. Weber
Sue Welch
D. Dawn White
Beverly E. White-Callis
Ryan A. White
Eileen F. Whitehair
Renita L. Whitehair
Melissa K. Wilhelm
Sara L. Wilhelm
Barbara A. Wilson
Woodrow C. Wilson
Diana J. Wilt
Kenneth P. Witte
Ginger L. Wolf
Patricia A. Wyatt
Brenda S. Yaksic
Cathy L. Young
Louise E. Younkin
Ashley R. Zeigler
Jon A. Zeigler
John M. Zimowski


FIRST UNITED
CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K


SEC MAIL PROCESSING
RECEIVED
MAR 2 5 2005
WASH. D.C. 213 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-14237

FIRST UNITED CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**52-1380770**
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer Identification No.)
19 South Second Street, Oakland, Maryland	**21550-0009**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(800) 470-4356**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $.01 per share**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No ☐

Indicate by check mark if disclosures of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2004: $118,400,572.

The number of shares of the registrant's common stock outstanding as of February 28, 2005: 6,099,383

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2005 Annual Meeting of Shareholders to be filed with the SEC in March 2005 pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

First United Corporation
Table of Contents

Forward-Looking Statements

This Annual Report of First United Corporation (the "Corporation") filed on Form 10-K may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Readers of this report should be aware of the speculative nature of "forward-looking statements." Statements that are not historical in nature, including those that include the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are based on current expectations, estimates and projections about, among other things, the industry and the markets in which the Corporation operates, and they are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including risks and uncertainties discussed in this report; general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in the Corporation's competitive position or competitive actions by other companies; changes in the quality or composition of loan and investment portfolios; the ability to manage growth; changes in laws or regulations or policies of federal and state regulators and agencies; and other circumstances beyond the Corporation's control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated will be realized, or if substantially realized, will have the expected consequences on the Corporation's business or operations. For a more complete discussion of these risk factors, see Exhibit 99.1 to this report entitled "Risk Factors." Except as required by applicable laws, the Corporation does not intend to publish updates or revisions of forward-looking statements it makes to reflect new information, future events or otherwise.

PART I

Item 1. BUSINESS

General

The Corporation is a Maryland corporation chartered in 1985 and a financial holding company registered under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Corporation and its consolidated subsidiaries are sometimes referred to as "we", "us", "our", or "Registrant" in this annual report.

The Corporation's primary business is serving as the parent company of First United Bank & Trust, a Maryland trust company (the "Bank"), First United Insurance Group, LLC, a Maryland insurance agency (the "Insurance Group"), OakFirst Loan Center, Inc., a West Virginia finance company, OakFirst Loan Center, LLC, a Maryland finance company, (together with OakFirst Loan Center, Inc. the "OakFirst Loan Centers"), and Oakfirst Life Insurance Corporation, an Arizona reinsurance company ("Oakfirst Life"). OakFirst Loan Center, Inc. has one subsidiary, First United Insurance Agency, Inc., which is a Maryland insurance agency. In addition, the Bank has two direct subsidiaries, First United Auto Finance, LLC, an inactive indirect automobile leasing limited liability company, and First United Investment Trust, which is a Maryland real estate investment trust that invests in mortgage loans (the "Investment Trust").

Until December 31, 2004, the Corporation's full-service insurance operations were conducted through its subsidiary, Gonder Insurance Agency, Inc. ("Gonder"). Effective January 1, 2005, Gonder was merged into the Insurance Group.

As of December 31, 2004, the Corporation had assets of approximately $1,232 million, net loans of approximately $905 million, and deposits of approximately $851 million. Shareholders' equity at December 31, 2004 was approximately $86 million.

The Corporation maintains an Internet site at **www.mybankfirstunited.com** on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing on its Internet site as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

Banking Products and Services

The Bank operates 24 banking offices, one call center and 34 Automated Teller Machines ("ATM's") in the following Maryland Counties: Garrett, Allegany, Washington and Frederick; and in the following West Virginia Counties: Mineral, Berkeley, Hardy and Monongalia. The Bank is an independent community bank providing a complete range of retail and commercial banking services to businesses and individuals in its market area. Services offered are essentially the same as those offered by larger regional institutions that compete with the Bank. The services provided by the Bank include checking, savings, and money market deposit accounts, business loans, personal loans, mortgage loans, lines of credit, and consumer-oriented financial services including IRA and employee benefit accounts. In addition, the Bank provides full brokerage services through a networking arrangement with PrimeVest Financial Services, Inc., a full service broker-dealer. The Bank also provides safe deposit and night depository facilities, and a complete line of insurance products and trust services. As of December 31, 2004, the total market value of assets under the supervision of the Bank's trust department was approximately $395 million. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC").

Lending Activities

The majority of the Corporation's lending activities are conducted through the Bank.

Most of the Bank's commercial loans are secured by real estate, commercial equipment, vehicles or other assets of the business. Repayment is often dependent on the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Commercial real estate loans are primarily those secured by land for residential and commercial development, agricultural purpose properties, service industry buildings such as restaurants and motels, retail buildings and general purpose business space. Low loan to value ratio standards, as well as the thorough financial analysis performed and the Bank's knowledge of the local economy in which it lends, can reduce the risk associated with these loans.

The risk of loss associated with commercial real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Bank's residential mortgage loans are primarily variable rate loans. Although the Bank may also originate fixed rate residential mortgage loans, the Bank is generally acting in a brokering capacity on behalf of other financial institutions, for which it receives a fee. As with any consumer loan, repayment is dependent on the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy. Residential mortgage loans exceeding an internal loan-to-value ratio require private mortgage insurance. Title insurance protecting the Bank's lien priority, as well as fire and casualty insurance, is required.

Home equity lines of credit, included within the residential mortgage portfolio, are secured by the borrower's home and can be drawn on at the discretion of the borrower. These lines of credit are at variable interest rates.

The Bank also provides residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to twelve months and may be fixed or variable rate. Permanent financing for individuals offered by the Bank includes fixed and variable rate loans with three, five or seven year adjustable rate mortgages.

A variety of other consumer loans are also offered to customers, including indirect and direct auto loans, and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and on-going monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Additionally, the Corporation meets the lending needs of under-served customer groups within its market areas in part through OakFirst Loan Center, Inc., located in Martinsburg, West Virginia, and OakFirst Loan Center, LLC, located in Hagerstown, Maryland.

Insurance Activities

The Corporation offers a full range of insurance products and services to customers in its market areas through the Insurance Group and First United Insurance Agency, Inc. Oakfirst Life reinsures credit life and credit accident and health insurance written by American General Assurance Company on consumer loans made by the Bank.

Trust Services

The Bank's Trust Department offers a full range of trust services, including personal trust, investment agency accounts, charitable trusts, retirement accounts including IRA roll-overs, 401(k) accounts, defined benefit plans, estate administration and estate planning.

COMPETITION

The banking business, in all of its phases, is highly competitive. Within their market areas, the Corporation and its affiliates compete with commercial banks, (including local banks and branches or affiliates of other larger banks), savings and loan associations and credit unions for loans and deposits, with consumer finance companies for loans, with insurance companies for insurance products, and with other financial institutions for various types of products and services. There is also competition for commercial and retail banking business from banks and financial institutions located outside our market areas.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services.

To compete with other financial services providers, the Corporation relies principally upon local promotional activities, personal relationships established by officers, directors and employees with its customers and specialized services tailored to meet its customers' needs. In those instances in which the Corporation is unable to accommodate a customer's needs, it will arrange for those services to be provided by other financial services providers with which it has a relationship.

Current banking laws facilitate interstate branching and merger activity among banks. Since September 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, since June 1, 1997, certain banks are permitted to merge with banks organized under the laws of different states. As a result, interstate banking is now an accepted element of competition in the banking industry and the Corporation may be brought into competition with institutions with which it does not presently compete.

SUPERVISION AND REGULATION

The following is a summary of the material regulations and policies applicable to the Corporation and its subsidiaries and is not intended to be a comprehensive discussion. Changes in applicable laws and regulations may have a material effect on the business of the Corporation and Bank.

General

The Corporation is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

The Bank is a Maryland trust company subject to the banking laws of Maryland and to regulation by the Commissioner of Financial Regulation of Maryland, who is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the Commissioner determines that an examination is unnecessary in a particular calendar year). The Bank also has offices in West Virginia, and the operations of these offices are subject to West Virginia laws and to supervision and examination by the West Virginia Division of Banking. The Bank is a member of the FDIC, so it is also subject to certain provisions of federal law and regulations and examination by the FDIC. The Bank is also subject to numerous state and federal statutes and regulations that affect the business of banking in its market areas, including the provision of trust services.

All nonbank affiliates of the Corporation are subject to examination by the FRB, and, as affiliates of the Bank, are subject to examination by the FDIC and the Commissioner of Financial Regulation of Maryland. In addition, OakFirst Loan Center, Inc. is subject to licensing and regulation by the West Virginia Division of Banking, OakFirst Loan Center, LLC is subject to licensing and regulation by the Commissioner of Financial Regulation of Maryland, and the Insurance Group and First United Insurance Agency, Inc. are each subject to licensing and regulation by various state insurance authorities. Retail sales of insurance products by these insurance affiliates are also subject to the requirements of the Interagency Statement on Retail Sales of Nondeposit Investment Products promulgated in 1994 by the FDIC, the FRB, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision.

Regulation of Financial Holding Companies

In November 1999, the federal Gramm-Leach-Bliley Act (the "GLBA") was signed into law. Effective in pertinent part on March 11, 2000, GLBA revises the BHC Act and repeals the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under GLBA, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." GLBA provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, and real estate development, with new expedited notice procedures. Maryland law generally permits Maryland State chartered banks, including the Bank, to engage in the same activities, directly or through an affiliate, as national banking associations. GLBA permits certain qualified national banking associations to form financial subsidiaries, which have broad authority to engage in all financial activities except insurance underwriting, insurance investments, real estate investment or development, or merchant banking. Thus, GLBA has the effect of broadening the permitted activities of the Corporation and the Bank.

The Corporation and its affiliates are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Corporation and its nonbank affiliates by the Bank. Section 23B requires that transactions between the Bank and the Corporation and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

Under FRB policy, the Corporation is expected to act as a source of strength to its subsidiary banks, and the FRB may charge the Corporation with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. Accordingly, in the event that any insured subsidiary of the Corporation causes a loss to the FDIC, other insured subsidiaries of the Corporation could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to obligations of a financial institution to its shareholders and obligations to other affiliates.

Federal Banking Regulation

Federal banking regulators, such as the FRB and the FDIC, may prohibit the institutions over which they have supervisory authority from engaging in activities or investments that the agencies believe are unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, and principal shareholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Corporation, on behalf of the Bank, believes that the Bank meets substantially all standards that have been adopted. FDICIA also imposes new capital standards on insured depository institutions.

The Community Reinvestment Act ("CRA") requires that, in connection with the examination of financial institutions within their jurisdictions, the FDIC evaluate the record of the financial institution in meeting the credit needs of their communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, the Bank has a CRA rating of "Satisfactory."

As a FDIC member institution, the Bank's deposits are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and the Bank is required to pay semi-annual deposit insurance premium assessments to the FDIC. The BIF assessment rates are based upon a matrix that takes into account a bank's capital level and supervisory rating. The Bank paid $.2 million in FDIC premiums in 2004.

For a discussion of the regulatory capital requirements and related restrictions to which the Corporation and the Bank are subject, see "Capital Requirements" above.

CAPITAL REQUIREMENTS

FDICIA established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators are required to rate supervised institutions on the basis of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized;" and to take certain mandatory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the actions will depend upon the category in which the institution is placed. A depository institution is "well capitalized" if it has a total risk based capital ratio of 10% or greater, a Tier 1 risk based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any order, regulatory agreement, or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has a total risk based capital ratio of 8% or greater, a Tier 1 risk based capital ratio of 4% or greater and a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1).

FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of cash dividends, or paying a management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee (subject to certain limitations) that the institution will comply with such capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

Information about the Corporation's capital resources is provided in this report under Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources". Information about the capital ratios of the Corporation and of the Bank as of December 31, 2004 may be found in Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this annual report.

USA PATRIOT Act

Congress adopted the USA PATRIOT Act (the "Patriot Act") on October 26, 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions, including banks, are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and roles to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Securities Law

The shares of the Corporation's common stock are registered with the Securities and Exchange Commission (the "SEC") under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Corporation is subject to information reporting, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act. The federal Sarbanes-Oxley Act of 2002 made several changes to the Exchange Act and also required the SEC and the Nasdaq Stock Market to adopt new rules. These changes and new rules impose additional requirements and restrictions on the Corporation, including, among other things, restrictions on loans to and other transactions with insiders, additional disclosure requirements in the reports and other documents that the Corporation files with the SEC, new director independence requirements, certain Board of Director committee requirements, and other corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Bank are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Corporation and its subsidiaries.

Employees

At December 31, 2004, the Corporation and its subsidiaries employed approximately 444 individuals, of whom 331 were full-time employees.

Item 2. PROPERTIES

The main office of the Corporation and the Bank occupies approximately 29,000 square feet at 19 South Second Street, Oakland, Maryland. These premises are owned by the Corporation. The Corporation owns seventeen of its bank offices and leases seven bank offices and three non-bank subsidiary offices. Total rent expense on the leased offices was $.4 million in 2004.

Item 3. LEGAL PROCEEDINGS

The Corporation and its affiliates are at times, in the ordinary course of business, subject to legal actions. However, to the knowledge of management, the Corporation is not currently subject to any such legal action.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of the Corporation's common stock are listed on the Nasdaq Stock Market under the symbol "FUNC". Between July 9, 2003 and June 25, 2004, the shares of the Corporation's common stock were included in the Russell 3000(R) Index, which is reconstituted each year to include the 3,000 largest U.S. companies ranked by market capitalization. As of February 28, 2005, the Corporation had 2,203 shareholders of record. The high and low sales prices for, and the cash dividends declared on, the shares of the Corporation's common stock for each quarterly period of 2004 and 2003 are set forth below. These prices reflect inter-dealer prices and may not include retail mark-up, mark-down or commissions, and they may not represent actual transactions.

2004	High	Low	Dividends Declared
1st Quarter	$26.91	$22.30	$.180
2nd Quarter	24.96	19.25	.180
3rd Quarter	21.64	19.35	.180
4th Quarter	21.34	19.65	.185
2003			
1st Quarter	$22.10	$16.06	$.175
2nd Quarter	25.50	19.60	.175
3rd Quarter	24.62	20.17	.175
4th Quarter	25.99	21.78	.180

Cash dividends are typically declared on a quarterly basis and are at the discretion of the Corporation's Board of Directors. Dividends to shareholders are generally dependent on the ability of the Corporation's subsidiaries, especially the Bank, to declare dividends to the Corporation. The ability of these entities to declare dividends are limited by federal and state banking laws and/or state corporate laws. Further information about these limitations may be found in Note 12 to the Notes to the Consolidated Financial Statements and the Risk Factor entitled "Our Ability to Pay Dividends is Limited," each of which is incorporated here by reference. Accordingly, there is no guarantee that dividends will be declared in any fiscal quarter.

Market makers for the Corporation's common stock are:

Ferris Baker Watts

12 North Liberty St.
Cumberland, MD 21502
(301) 724-7161
(800) 776-0629

113 S. Potomac St.
Hagerstown, MD 21740
(301) 733-7111
(800) 344-4413

Scott and Stringfellow, Inc.

909 East Main Street
Richmond, VA 23219
(804) 643-1811
(800) 552-7757

Equity Compensation Plan Information

At December 31, 2004, the Corporation had no equity compensation plan or arrangement in effect under which shares of common stock may be issued to its directors or officers.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data for the five years ended December 31, 2004 and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere or incorporated by reference in this annual report. This data should be read in conjunction with the financial statements and related notes thereto included elsewhere in this annual report and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

(In thousands, except per share data)

	2004	2003	2002	2001	2000
Balance Sheet Data					
Total Assets	$1,231,877	$1,108,241	$954,388	$818,824	$848,300
Net Loans	904,635	786,051	659,758	603,801	611,975
Investment Securities	210,661	223,615	215,236	130,692	152,858
Deposits	850,661	750,161	610,460	588,518	636,819
Long-term Borrowings	175,415	191,735	198,772	120,104	122,000
Shareholders' Equity	86,356	84,191	79,283	71,076	65,511
Operating Data					
Interest Income	$ 60,682	$ 57,703	$ 57,589	$ 63,229	$ 63,516
Interest Expense	24,016	23,601	25,702	33,378	35,039
Net Interest Income	36,666	34,102	31,887	29,851	28,477
Provision for Loan Losses	2,534	833	1,506	2,926	2,198
Other Operating Income	12,971	11,867	9,007	9,314	7,789
Other Operating Expense	35,969	29,821	26,038	23,381	21,995
Income Before Tax	11,134	15,315	13,350	12,858	12,073
Income Tax	3,507	4,566	3,695	3,689	3,762
Net Income	$ 7,627	$ 10,749	$ 9,655	$ 9,169	$ 8,311
Per Share Data					
Net Income	$1.25	$1.77	$1.59	$1.51	$1.37
Dividends Paid	.72	.70	.68	.66	.64
Book Value	14.17	13.83	13.04	11.69	10.77
Significant Ratios					
Return on Average Assets	.65%	1.03%	1.13%	1.11%	1.03%
Return on Average Equity	8.91	13.10	12.75	13.26	13.40
Dividend Payout Ratio	57.48	39.65	42.76	43.71	46.72
Average Equity to Average Assets	7.28	7.88	8.84	8.34	7.68
Total Risk-based Capital Ratio	12.24	11.77	14.31	15.54	14.55
Tier I Capital to Risk Weighted Assets	10.81	11.04	13.76	14.67	13.52
Tier I Capital to Average Assets	8.44	8.72	11.72	11.22	10.66

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 which appear elsewhere in this report.

Executive Summary

The Corporation is a financial holding company which, through its bank and non-bank subsidiaries, provides an array of financial products and services primarily to customers in four Western Maryland counties and four Northeastern West Virginia counties. Its principal operating subsidiary is the Bank, which consists of a community banking network of 24 banking offices located throughout its market area. The Corporation's primary sources of revenue are interest income earned from its loan and investment securities portfolios and fees earned from financial services provided to customers.

The Corporation's 2004 net income was $7.6 million, a decrease of 29% from 2003 net income of $10.7 million. Earnings per share in 2004 declined to $1.25 per share, compared to $1.77 per share in 2003. The decrease in 2004 net income was partly due to the Corporation's strategic decisions to redeem certain long term borrowings which adversely impacted net income in the current year. Management expects this to positively impact net income in future periods. The early redemption of long-term borrowings included the following:

Early Redemption of FHLB Advances—In December 2004, the Bank refinanced $21.5 million of Federal Home Loan Bank of Atlanta ("FHLB") borrowings resulting in an early redemption penalty of $1.8 million that was charged to 2004 operations (affecting 2004 earnings per share by approximately $0.20 per share, net of tax). These borrowings were refinanced with a short-term, fixed rate FHLB advance of $23.3 million. The refinanced advance had an average rate of 5.91%, and had scheduled maturities between February 2008 and September 2009. The new advance has a fixed rate of 2.6%, is not convertible and matures in March 2005. The advance will be repaid from an increase in money market funds during the first quarter of 2005. The refinancing provided the Bank with the ability to lower its interest expense and reduce its reliance on longer-term, fixed rate borrowings.

Issuance/Redemption of Junior Subordinated Debentures—The Corporation issued approximately $35.9 million of Junior Subordinated Debentures ("Debentures") in 2004, and redeemed approximately $23.7 million of Debentures. The net result of these issuances and redemptions was to reduce the interest rate on long-term borrowings. $20.6 million of Debentures were issued in March 2004, with a five year fixed rate of 6.02%, converting to a floating rate thereafter and maturing in 2034. $10.3 million of Debentures were also issued in March 2004, with a floating interest rate (3.86% at issuance) also maturing in 2034. In December 2004, the Corporation issued an additional $5.0 million of Debentures with a five year fixed rate of 5.88%, converting to a floating rate thereafter and maturing in 2014. On September 30, 2004, the Corporation redeemed all of its 9.375%, 30-year Junior Subordinated Debentures that it had issued in 1999, for a redemption price of $23.7 million. In connection with this redemption, approximately $.9 million of unamortized issuance costs were expensed (affecting 2004 earnings per share by approximately $0.10 per share, net of tax).

Operations in 2004 were also impacted by the following significant factors:

Continued Geographic Expansion—The Bank continues to invest in its core market areas. A new branch office opened in Martinsburg, West Virginia during 2004. In addition, approximately $4.5 million was spent in 2004 for several land acquisitions in a new market area, Morgantown, West Virginia. Construction of the first branch office in this market area was substantially completed at the end of 2004, and the branch was opened February 28, 2005.

Focus on Loan Growth/Impact on Net Interest Margin—The Corporation, through the Bank, continued to focus in 2004 on the growth of its loan portfolio in all of its market areas, resulting in a net increase in the loan portfolio of $119 million during 2004. A significant portion of the new loans recorded in 2004 were variable rate loans, as opposed to longer term fixed rate loans, thereby reducing the Bank's exposure to reduced earnings in a rising interest rate environment. The low level of interest rates throughout 2004 resulted in these new variable rate loans being recorded initially at low rates. However, as the Bank is asset sensitive at the end of 2004, rising interest rates will result in these loans re-pricing at higher rates in future periods. While the impact of the low interest rate environment and the Corporation's strategic focus on its asset sensitive position negatively impacted net interest income by $3.0 million, the growth in loans positively impacted the increase in net interest income by $5.4 million. This resulted in an overall increase in net interest income of $2.4 million on a fully taxable equivalent basis as shown in Table 2.

The Bank funded only a portion of its 2004 loan growth from deposits generated in its local market areas and relied on the purchase of brokered certificates of deposits, which are generally at higher fixed rates, to fund the remainder of loan growth. While the dollar amount of net interest income on a fully taxable equivalent basis increased by $2.4 million (6.9%) in 2004, the reliance on higher rate deposits, coupled with the lower initial rates on new adjustable rate loans, resulted in a compression of the net interest margin from 3.58% in 2003 to 3.43% in 2004.

Loan Quality and the Allowance for Loan Losses—The allowance for loan losses at December 31, 2004 of $6.8 million exceeds by four times the amount of net loan charge-offs during 2004. The allowance was .75% of year-end loans and 1.7 times total non-accrual loans at year-end 2004, compared to .75% and 2.1 times at December 31, 2003, respectively. The provision for loan losses increased to $2.5 million in 2004 from $.8 million in 2003. This increase was necessitated in response to the significant increase of loans in the loan portfolio as well as to provide for specific losses (approximately $.9 million) on two commercial loans. Management has analyzed the allowance for loan losses as of December 31, 2004 and concluded that the allowance is adequate.

Other Operating Income/Other Operating Expense—Other operating income in 2004 increased by $1.1 million over 2003 (9.3%) driven primarily by increases in service charge income from deposit products, trust income and insurance premium income. Excluding the aforementioned $2.7 million of expenses related to the early redemption of long-term FHLB advances and junior subordinated debentures, operating expenses increased by $3.4 million when compared to 2003. Salaries and benefits expense also increased in 2004 by approximately $1.0 million, reflecting general salary increases, staffing additions in key areas, and a full year of compensation costs related to the Huntington branches acquired in mid-2003. The Corporation also incurred additional professional fees in 2004 related to compliance with the Sarbanes-Oxley Act, and additional costs for conversion of its network lines associated with branch expansion and modernization.

Dividends—Despite the reduced level of earnings in 2004, the Corporation maintained and increased its dividend to shareholders. Dividends increased to $0.72 per share in 2004, a 2.8% increase from $0.70 per share in 2003. The Corporation has paid cash dividends consistently since 1985, the year in which the holding company was formed.

The Corporation will continue to face risks and challenges in the future, including: changes in local economic conditions in its core geographic markets; potential yield compression on loan and deposit products by existing competitors and potential new entrants in its markets; changes in interest rates; and changes to existing federal and state legislation and regulations over banks and financial holding companies. For a more complete discussion of these risk factors, see Exhibit 99.1 "Risk Factors."

Critical Accounting Policies and Estimates

This discussion and analysis of the Corporation's financial condition and results of operations is based upon the Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. (See Note 1 of the Notes to Consolidated Financial Statements.) On an on-going basis, management evaluates estimates, including those related to loan losses and intangible assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for Loan Losses

The most critical accounting policy applied by the Corporation is that related to the valuation of the loan portfolio. A variety of estimates impact the carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the placement of loans on non-accrual status. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are arrived at by analyzing risks associated with the specific loans and the loan portfolio, current and historical trends in delinquencies and charge-offs, and changes in the size and composition of the loan portfolio. The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to Western Maryland and Northeastern West Virginia. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, actual results may differ from management's estimates.

The allowance for loan losses is also discussed in the "Allowance and Provision for Loan Losses" section of this Management's Discussion and Analysis and in Note 4 of Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards (SFAS) No. 142, Accounting for Goodwill and Other Intangible Assets, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. The Corporation has $3.2 million of core deposit intangible assets which are subject to amortization and $11.9 million in goodwill primarily related to the Huntington branch acquisition, which is not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Corporation's goodwill relates to value inherent in the banking business and the value is dependent upon the Corporation's ability to provide quality, cost effective services in a highly competitive local market. This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of the Corporation's services. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could adversely impact earnings in future periods. SFAS No. 142 requires an annual evaluation of goodwill for impairment. The determination of whether or not these assets are impaired involves significant judgments. The Corporation has concluded that the recorded value of goodwill was not impaired as a result of the evaluation. However, future changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Recent Developments

Management expects to liquidate Oakfirst Life by transferring substantially all of its assets to the Corporation during the second quarter of 2005. Currently, credit life and credit accident and health insurance are offered to the Corporation's borrowers through, and are underwritten in part by, Oakfirst Life. Because of recent changes in federal tax law, the income generated by Oakfirst Life from this line of business is no longer exempt from federal income tax, which has been one of the significant benefits of offering these products through Oakfirst Life. Moreover, because the Corporation's lending operations have shifted away from direct automobile loans in recent periods, the Corporation is recognizing smaller underwriting profits from the sale of these insurance products. In light of the foregoing, management believes that it would be more beneficial to the Corporation if these insurance products were offered on a commission-only basis through the Corporation's licensed insurance agents rather than through Oakfirst Life. Management does not expect the liquidation or the shift in strategy to have a material adverse impact on the financial condition or results of operations of the Corporation.

CONSOLIDATED STATEMENT OF INCOME REVIEW

Net Interest Income

Net interest income is the largest source of operating revenue. Net interest income is the difference between the interest earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. For analytical and discussion purposes, net interest income is adjusted to a taxable equivalent basis to facilitate performance comparisons between taxable and tax-exempt assets by increasing tax-exempt income by an amount equal to the federal income taxes that would have been paid if this income were taxable at the statutorily applicable rate. The table below summarizes net interest income (on a taxable equivalent basis) for the years 2002-2004 (dollars in thousands).

	2004	2003	2002
Interest income	$61,380	$58,558	$58,430
Interest expense	24,016	23,601	25,702
Net interest income	$37,364	$34,957	$32,728
Net interest margin %	3.43%	3.58%	4.08%

Net interest income increased $2.4 million (6.9%) in 2004 when compared to 2003, due primarily to the increase in interest income of $2.8 million, offset by a slight increase in interest expense of $.4 million. As reflected in the income statement, interest income from loans increased by $3.9 million, due to the $133.7 million increase in the average balance of loans in 2004, offset by a 60 basis point decrease in the average yield on loans. During 2004, the Bank implemented a loan pricing model, that is being used to set pricing for mortgage, commercial and consumer loan products throughout the Bank, and ensures loan pricing is consistent with targeted net interest margins.

The increase in total interest expense in 2004 was due to the decline in interest expense on deposits of $.7 million (5.2%) offset by increased interest expense on borrowings of $1.1 million (10.1%). Interest expense on deposits declined primarily due to the 83 basis point decrease in the average yield on time deposits less than $100,000. The increase in interest expense or borrowings was primarily due to the $27.7 million increase in the average balance of short-term borrowings coupled with the 58 basis point increase in average yield on these borrowings.

Net interest income increased $2.2 million (7%) in 2003 when compared to 2002 due primarily to a reduction in interest expense. Interest income was virtually unchanged as the increase in average interest-earning assets of $174 million (22%) in 2003 over 2002, was offset by a 129 basis point decline in yield on such earning assets. Although interest-bearing liabilities increased $166 million (23%) in 2003 over 2002, a 26% decrease in the effective rate of these interest-bearing liabilities of 94 basis points resulted in a net decrease in interest expense of $2.1 million.

The composition of interest income on loans has increased with the increase in loans as a percentage of interest earning assets. During the past three years, the composition of interest income is shown below:

	% of Total Interest Income		
	2004	2003	2002
Interest and fees on loans	88%	86%	85%
Interest on investment securities	12%	14%	15%

Table 1 sets forth the average balances, net interest income and expense and average yields and rates for the Corporation's interest-earning assets and interest-bearing liabilities for 2004, 2003 and 2002. Table 2 sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average interest-earning assets and average interest-bearing liabilities for 2004, 2003 and 2002. This table distinguishes between the changes related to average outstanding balances (changes in volume holding the interest rate constant) and the changes related to average interest rates (changes in average rate holding the outstanding balance constant).

Distribution of Assets, Liabilities and Shareholders' Equity Interest Rates and Interest Differential—Tax Equivalent Basis

(Dollars in thousands)

Table 1

	For the Years Ended December 31								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets									
Loans	$861,255	$53,313	6.19%	$ 727,532	$49,403	6.79%	$620,049	$49,095	7.92%
Investment securities:									
Taxable	191,135	5,819	3.04	196,175	6,484	3.30	138,102	6,699	4.85
Non taxable	23,311	1,854	7.95	30,355	2,195	7.23	29,428	2,124	7.22
Total	214,446	7,673	3.58	226,530	8,679	3.83	167,530	8,823	5.27
Federal funds sold	2,043	35	1.71	4,204	39	.93	3,782	63	1.67
Interest-bearing deposits with other banks	3,583	56	1.57	8,967	101	1.13	3,155	77	2.43
Other interest earning assets	8,439	303	3.59	8,818	336	3.81	7,081	371	5.24
Total earning assets	1,089,766	61,380	5.63	976,051	58,558	6.00	801,597	58,429	7.29
Allowance for loan losses	(6,150)			(6,151)			(5,984)		
Non-earning assets	94,730			71,473			61,718		
Total Assets	$1,178,346			$1,041,373			$857,331		
Liabilities and Shareholders' Equity									
Interest-bearing demand deposits	$ 279,217	$ 2,699	.97%	$213,420	$1,755	.82%	$146,313	$1,671	1.14%
Savings deposits	63,471	237	.37	53,753	218	.40	43,655	269	.62
Time deposits:									
Less than $100	209,708	4,950	2.36	219,817	7,002	3.19	229,114	10,849	4.74
$100 or more	149,113	4,222	2.83	139,571	3,800	2.72	102,201	4,001	3.91
Short-term borrowings	82,747	1,153	1.39	55,006	447	.81	35,826	289	.81
Long-term borrowings	205,193	10,755	5.23	190,984	10,379	5.43	149,434	8,623	5.77
Total interest-bearing liabilities	989,449	24,016	2.43	872,551	23,601	2.70	706,543	25,702	3.64
Noninterest-bearing deposits	94,871			75,840			65,284		
Other liabilities	8,266			10,954			9,759		
Shareholders' equity	85,760			82,028			75,745		
Total Liabilities and Shareholders' Equity	$1,178,346			$1,041,373			$857,331		
Net interest income and spread		37,364	3.20%		$34,957	3.30%		$32,727	3.65%
Net interest margin			3.43%			3.58%			4.08%

Notes:

—The above table reflects the average rates earned or paid stated on a tax equivalent basis assuming a tax rate of 35% for 2004 and 34% for 2003 and 2002. The fully taxable equivalent adjustments for the years ended December 31, 2004, 2003, and 2002 were $698, $855, and $841, respectively.

—The average balances of non-accrual loans for the years ended December 31, 2004, 2003 and 2002, which were reported in the average loan balances for these years, were $4,400, $2,240, and $1,906, respectively.

—Net interest margin is calculated as net interest income divided by average earning assets.

—The average yields on investments are based on amortized cost.

Interest Variance Analysis (1)
(In thousands and tax equivalent basis)

Table 2

	2004 Compared To 2003			2003 Compared To 2002		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans	$ 8,278	$ (4,368)	$ 3,910	$ 7,299	$ (6,991)	$ 308
Taxable investments	(153)	(513)	(666)	1,919	(2,135)	(216)
Non-taxable investments	(560)	220	(340)	67	4	71
Federal funds sold	(37)	33	(4)	4	(28)	(24)
Other interest earning assets	(297)	219	(78)	373	(384)	(11)
Total interest income	7,231	(4,409)	2,822	9,662	(9,534)	128
Interest expense:						
Interest-bearing demand deposits	636	308	944	552	(468)	84
Savings deposits	36	(18)	18	40	(92)	(52)
Time deposits less than $100	(239)	(1,812)	(2,051)	(297)	(3,550)	(3,847)
Time deposits $100 or more	270	152	422	1,017	(1,218)	(201)
Short-term borrowings	387	319	706	156	(2)	154
Long-term borrowings	745	(369)	376	2,258	(501)	1,757
Total interest expense	1,835	(1,420)	415	3,726	(5,831)	(2,105)
Net interest income	$ 5,396	$ (2,989)	$ 2,407	$ 5,936	$ (3,703)	$ 2,233

(1) The change in interest income/expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

The provision for loan losses increased to $2.5 million in 2004, compared to $.8 million in 2003. The $1.7 million increase in the provision was due to the 15% increase in the loan portfolio of $119 million during 2004, the increase in net charge-offs as a percentage of average loans to .20% in 2004 from .17% in 2003, and to provide for specific losses of approximately $.9 million on two commercial loans. The provision for loan losses decreased by $.7 million in 2003 when compared to 2002 due to several factors, including the slight decrease in overall net charge-offs as a percentage of total average loans (.17% in 2003 versus .19% in 2002) and the Corporation's assessment that the balance of the allowance for loan losses was adequate as of December 31, 2003.

Other Operating Income

The following table shows the major components of other operating income for the past three years (in thousands) and the percentage changes during these years:

	2004	2003	2002	2004 vs. 2003 % Change	2003 vs. 2002 % Change
Service charges on deposit accounts	$ 3,824	$ 3,175	$2,718	20.4%	16.8%
Other service charge income	925	720	714	28.5%	.8%
Trust department income	3,153	2,520	2,146	25.1%	17.4%
Brokerage commission	720	701	572	2.7%	22.6%
Insurance premium income	1,448	1,367	1,215	5.9%	12.5%
Security gains (losses)	703	1,009	(366)	(30.3%)	*
Bank owned life insurance (BOLI)	626	938	960	(33.3%)	(2.3%)
Other income	1,572	1,437	1,048	9.3%	37.1%
Total other operating income	$12,971	$11,867	$9,007	9.3%	31.8%

**negligible*

As the table above illustrates, other operating income has continued to increase steadily during the past three years, with a $1.1 million increase in 2004 (9.3%) and a $2.9 million (31.8%) increase in 2003.

Service charges on deposit accounts and other service charge income increased in 2004 versus 2003 and in 2003 versus 2002, correlating to the increases in average non-interest bearing deposits during those periods of $19.0 million (25%) and $10.6 million (16%), respectively. Service charges on deposit accounts also increased due to increased emphasis on an account overdraft product. Service charge related income constitutes 37%, 33%, and 38% of other operating income in 2004, 2003, and 2002, respectively.

Trust Department income is directly affected by the performance of the equity and bond markets, and by the amount of assets under management. Trust income has increased steadily during the past three years as a result of development efforts in this area and increases in the average market value of assets under management in the Trust Department, which was $395, $332 and $300 million for years 2004, 2003 and 2002, respectively.

Securities gains (losses) are the most variable component of other operating income. Securities gains for 2004 include gross gains of $.7 million. Gains for 2004 resulted primarily from the sale of investments held by the Bank's Delaware subsidiary, First United Securities, Inc. ("FUS") in order to utilize certain net operating loss carryforwards in that subsidiary prior to its liquidation in May 2004. Securities gains for 2003 include gross gains of $1.7 million, offset by securities losses of $.7 million. Gains for 2003 resulted from the decision to sell certain mortgage-backed securities that were exhibiting accelerated paybacks due to the historically low interest rate environment, as well as the sale of corporate and other debt securities to utilize certain capital loss carryforwards. The gross securities losses in 2003 resulted primarily from the write-down and ultimate sale of Freddie Mac Preferred equity securities exhibiting other-than-temporary impairment. These preferred securities initially exhibited other-than-temporary impairment in 2002, which resulted in a $.4 million write down that year.

Other Operating Expense

2004 other operating expense increased $6.1 million (21%) over 2003. 2003 other operating expense increased $3.8 million (15%) over 2002. The following table shows the major components of other operating expense for the past three years (in thousands):

	2004	2003	2002	2004 v. 2003 % Change	2003 v. 2002 % Change
Salaries and employee benefits	$16,907	$15,995	$13,922	5.7%	14.9%
Other expenses	10,360	8,853	7,573	17.0%	16.9%
Equipment	2,952	2,426	2,090	21.7%	16.1%
Expenses related to early redemption of long-term borrowings	2,728	—	—	—	—
Occupancy	1,642	1,330	1,293	23.4%	2.9%
Data processing	1,380	1,217	1,160	13.4%	4.9%
Total other operating expense	$35,969	$29,821	$26,038	20.6%	14.5%

Salaries and employee benefits represent approximately 47% of total other operating expenses in 2004, compared to 54% and 53% in 2003 and 2002, respectively. Salaries and wages increased by $0.9 million in 2004 over 2003, and $2.1 million in 2003 over 2002. These increases are directly related to increased staffing to support the Corporation's growth objectives and increasing health insurance costs. 2004 salaries and benefits expense also includes a full year of compensation costs related to the branches acquired in 2003 from the Huntington National Bank. The addition of these branches added $0.5 million to salaries and benefits expense in 2003 when compared to 2002.

Other expenses increased by $1.5 million in 2004 compared to 2003, due to a full year of amortization expense related to the core deposit intangible ($.6 million in 2004 compared to $.2 million in 2003), additional professional fees incurred in 2004 to comply with the requirements of the Sarbanes-Oxley Act, and due to costs related to conversion of our network lines related to branch expansion and modernization. Other expenses in 2003 increased $1.3 million, or 17% in 2003 when compared to 2002. This increase was attributable to increases in professional fees, outside service providers, insurance costs, and first year amortization of the core deposit amortization related to the Huntington branch acquisition.

Expenses related to early redemption of long-term borrowings consisted of a $1.8 million early payment penalty related to refinance of the FHLB advance and the $.9 million write-off of unamortized issuance costs related to the early redemption of subordinated debentures.

Occupancy and equipment expenses have increased $.8 million in 2004, compared to an increase of $.4 million in 2003. This increase is due to a full year of operating expenses in 2004 related to the Huntington branch acquisition in mid-2003. The opening of our new branch office in Martinsburg, West Virginia and maintenance contracts related to the Bank's new bank-wide security system also contributed to the increase.

Applicable Income Taxes

Income tax expense amounted to $3.5 million in 2004, compared to $4.6 million in 2003 and $3.7 million in 2002. The resulting effective tax rates were 31.5%, 30% and 28% for 2004, 2003 and 2002, respectively. The increase in the 2004 effective tax rate compared to 2003 is due primarily to the Bank's liquidation of First United Capital Investments in February 2004, and its other Delaware subsidiary, First United Securites, Inc. in May 2004. The principal items which lowered the Corporation's effective tax rates from the federal statutory rate in 2004, 2003 and 2002 are tax-exempt income from securities and loans, and tax-exempt BOLI income.

CONSOLIDATED BALANCE SHEET REVIEW

Overview

The Corporation's total assets reached $1.23 billion at December 31, 2004, representing an increase of $123.6 million (11.1%) from year-end 2003.

The 2004 year-end asset mix shows the steady increase in loans as a percentage of total assets over the past three years, as illustrated below:

	Year End Percentage of Total Assets		
	2004	2003	2002
Net loans	73%	71%	69%
Investments	17%	20%	22%

Similarly, the year-end liability mix shows a steady increase in total deposits as a percentage of total liabilities during the three year period, as illustrated below:

	Year End Percentage of Total Liabilities		
	2004	2003	2002
Total deposits	74%	73%	70%
Total borrowings	25%	26%	29%

Loan Portfolio

The Corporation, through the Bank and the OakFirst Loan Centers, is actively engaged in originating loans to customers primarily in Garrett, Allegany, Washington, and Frederick Counties in Maryland; Mineral, Hardy, Berkeley, Monongalia Counties in West Virginia; and the surrounding regions of West Virginia and Pennsylvania. The Corporation has policies and procedures designed to mitigate credit risk and to maintain the quality of its loan portfolio. These policies include underwriting standards for new credits and the continuous monitoring and reporting of asset quality and the adequacy of the allowance for loan losses. These policies, coupled with ongoing training efforts, have provided an effective check and balance for the risk associated with the lending process. Lending authority is based on the size and type of the loan, and the experience of the lending officer.

Commercial loans are collateralized primarily by real estate, and to a lesser extent, by equipment and vehicles. Unsecured commercial loans represent an insignificant portion of total commercial loans. Residential mortgage loans are collateralized by the related property. Any residential mortgage loan exceeding an internal loan-to-value ratio requires private mortgage insurance. Installment loans are typically collateralized, with loan-to-value ratios which are established based on the financial condition of the borrower. The Corporation will also make unsecured consumer loans to qualified borrowers meeting the underwriting standards of the Corporation.

Table 3 sets forth the composition of the Corporation's loan portfolio. It has been the historical policy of the Corporation to make the majority of its loan commitments in its market areas. The Corporation had no foreign loans in its portfolio as of December 31, for all periods presented.

Table 3

Summary of Loan Portfolio

(Dollars in thousands)

	Loans Outstanding as of December 31				
	2004	2003	2002	2001	2000
Commercial	$373,893	$307,523	$242,470	$189,343	$ 92,914
Residential—Mortgage	319,033	264,730	233,887	238,016	307,577
Installment	199,862	201,419	173,578	164,297	191,937
Residential—Construction	18,196	16,093	11,072	8,578	12,667
Lease Financing	466	2,260	4,819	9,319	11,974
Total Loans	$911,450	$792,025	$665,826	$609,553	$617,069

During 2004, gross loans increased by $119 million, or 15%, over 2003. This growth was focused in the Corporation's commercial ($66 million) and residential mortgage ($54 million) loan portfolios, and is consistent with management's objectives for the year. During 2004, efforts were made to increase the percentage of loans in the portfolio with adjustable interest rates. At year-end 2004, adjustable interest rate loans maturing within one to five years were 38% of total loans, compared to 35% at year-end 2003.

Commercial loans increased 21% in 2004, following a 27% increase in 2003. New commercial loans in 2004 are attributable to focused efforts by the Corporation's lenders to identify new customer opportunities, as well as to expand existing customer relationships in all of its market areas, while maintaining existing standards of credit worthiness. Additionally, most new commercial loans were priced on a variable rate basis, resetting monthly, and were very popular with business borrowers. Commercial loans secured by real estate were 81% at the end of 2004, compared to 85% in 2003.

Residential mortgage loans increased by $54 million or 20% in 2004 when compared to 2003. This follows a 13% increase in 2003 over 2002. This increase is attributable to management's continued emphasis on increasing its mortgage loan portfolio in its key market areas, and through the use of adjustable-rate mortgage products that have been well received by borrowers in these market areas.

Consumer installment loans in 2004 decreased by $1.5 million, or 1%, when compared to 2003. This decrease reflects management's shift toward more commercial and mortgage loans, and less emphasis on the highly competitive consumer loan market. Specifically, less focus was placed on generating new indirect auto loans during 2004. Indirect auto loans comprise the largest percentage of installment loans, 78% at the end of 2004 and 76% at the end of 2003.

During 2003, gross loans increased $126 million (19%) over 2002 to $792 million. Approximately two-thirds of this loan growth was derived through the Corporation's existing customer base, and the remaining one-third was attributable to the Huntington branch acquisition. The key contributors to this strong loan growth in 2003 were commercial ($65 million), residential-mortgage ($31 million) and installment ($28 million).

The commercial portfolio grew 27% in 2003, following a 28% increase in 2002. Approximately one-half of this growth in 2003 resulted from the Huntington branch acquisition. The other one-half is primarily attributable to additional business with existing customer relationships and a more aggressive pricing strategy, while maintaining strong credit worthiness standards.

Residential-mortgage loans grew 13% in 2003 after decreasing by 2% in 2002. Approximately one-third of the growth in 2003 resulted from the Huntington branch acquisition. The remaining two-thirds is attributable to a combination of an aggressive marketing campaign to solicit and retain existing mortgage customers, as well as offering a competitive adjustable rate mortgage as an alternative to the fixed rates offered in the secondary market.

Consumer installment loans grew 16% in 2003 following a 6% increase in 2002. This increase relates primarily to an increase in the indirect automobile loan portfolio, resulting from an expansion of the Corporation's dealer network within its market area and a more aggressive pricing strategy.

The following table sets forth remaining maturities, based upon contractual dates, for selected loan categories as of December 31, 2004 (in thousands):

Maturities of Loan Portfolio at December 31, 2004

Table 4

	Maturing Within One Year	Maturing After One But Within Five Years	Maturing After Five Years	Total
Commercial	$173,080	$144,213	$ 56,600	$373,893
Residential—Mortgage	11,413	48,675	258,945	319,033
Installment	51,204	133,149	15,509	199,862
Residential—Construction	—	18,196	—	18,196
Lease Financing	466	—	—	466
Total Loans	$236,163	$344,233	$331,054	$911,450
Classified by Sensitivity to Change in Interest Rates				
Fixed-Interest Rate Loans	$ 66,652	$171,842	$262,998	$501,492
Adjustable-Interest Rate Loans	169,511	172,391	68,056	409,958
Total Loans	$236,163	$344,233	$331,054	$911,450

It is the policy of the Corporation to place a loan in non-accrual status, except for consumer loans, whenever there is substantial doubt about the ability of a borrower to pay principal or interest on the outstanding credit. Management considers such factors as payment history, the nature of the collateral securing the loan, and the overall economic situation of the borrower when making a non-accrual decision. Management closely monitors non-accrual loans. A non-accruing loan is restored to accrual status when principal and interest payments have been brought current, it becomes well secured, or is in the process of collection and the prospects of future contractual payments are no longer in doubt. Generally, consumer installment loans are not placed on non-accrual status, but are charged off after they are 120 days contractually past due. Table 5 sets forth the historical amounts of non-accrual loans (in thousands) for the past five years:

Risk Elements of Loan Portfolio

Table 5

	For the Years Ended December 31				
	2004	**2003**	**2002**	**2001**	**2000**
Non-Accrual Loans	$3,439	$2,774	$1,847	$3,196	$1,066
Accruing Loans Past Due 90 Days or More	1,105	1,236	1,458	1,230	1,448

Interest income not recognized as a result of placing loans on a non-accrual status was $.4 million during 2004 and $.1 million during 2003 and 2002.

Allowance for Loan Losses

The allowance for loan losses is based on management's continuing evaluation of the quality of the loan and lease portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans and leases.

The Corporation utilizes the methodology outlined in *FDIC Statement of Policy on Allowance for Loan and Lease Losses*. The starting point for this methodology is to segregate the loan portfolio into two pools, non-homogeneous (i.e., commercial) and homogeneous (i.e., consumer) loans. Each loan pool is analyzed with general allowances and specific allocations being made as appropriate. For general allowances, the previous eight quarters of loss activity are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by the following qualitative factors: levels of and trends in delinquency and non-accruals; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of management; national and local economic trends and conditions; and concentrations of credit in the determination of the general allowance. The qualitative factors are updated each quarter by information obtained from internal, regulatory, and governmental sources. Specific allocations of the allowance for loan losses are made for those loans on the "Watchlist" in which the collateral value is less than the outstanding loan balance with the allocation being the dollar difference between the two. The Watchlist represents loans, identified and closely monitored by management, which possess certain qualities or characteristics that may lead to collection and loss issues. Allocations are not made for loans that are cash secured, for the Small Business Administration and Farm Service Agency guaranteed portion of loans, or for loans that are sufficiently collateralized.

The allowance for loan losses is based on estimates, and actual ultimate losses will vary from current estimates. These estimates are reviewed quarterly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years.

The balance of the allowance for loan losses increased to $6.8 million at year end 2004, from $6.0 million at year end 2003. Several factors contributed to the $.8 million increase in the balance of the allowance, including: an increase in the total loan portfolio of $119 million during the year; a slight increase in net charge-offs as a percentage of average loans to .20% in 2004 from .17% in 2003, caused primarily by a higher level of commercial loan charge-offs, offset by reduced installment loan charge-offs; and a specific allocation of $.6 million related to three commercial loans that are on non-accrual status, based on a thorough analysis of the related collateral securing these loans. The balance of the allowance at the end of 2004 is equal to .75% of total loans, and is equal to four times net loan charge-offs for the year. Based on an evaluation of the loan portfolio using the factors and methodology outlined above, management has concluded that the allowance for loan losses is adequate at December 31, 2004.

Although the balance of total loans increased $126 million in 2003, including $49 million associated with the Huntington branch acquisition (with an adjustment to the allowance for these loans of $.3 million), the Corporation's overall net charge off experience relative to total average loans outstanding has declined to .17% in 2003 from .19% in 2002. Net charge offs relating to the installment loan portfolio represent approximately 92% and 95% of total net charge offs for 2003 and 2002, respectively. Generally, installment loans are charged off after they are 120 days contractually past due. The allowance allocated to the installment loan portfolio at December 31, 2003 remains more than twice the current year's net charge offs. Additionally, based upon its periodic reevaluation of the collateral for a large commercial loan that was in non-accrual status, the Corporation determined that it was in a secure position relative to the loan balance, resulting in a $.3 million specific allocation for that loan facility being removed from the allowance.

As a result of management's evaluation of the loan portfolio using the factors and methodology described above, the allowance for loan losses was considered adequate at $6.0 million at December 31, 2003.

Table 6 presents the activity in the allowance for loan losses by major loan category for the past five years.

Analysis of Activity in the Allowance for Loan Losses

(Dollars in thousands)

Table 6

	For the Years Ended December 31				
	2004	**2003**	**2002**	**2001**	**2000**
Balance at Beginning of Period	$ 5,974	$ 6,068	$ 5,752	$ 5,094	$ 4,409
Loans Charged Off:					
Commercial	808	17	197	347	49
Residential—Mortgage	153	147	97	64	95
Installment	1,244	1,556	1,535	2,223	1,688
Total Charged Off	2,205	1,720	1,829	2,634	1,832
Recoveries of Loans:					
Commercial	22	50	229	21	10
Residential—Mortgage	67	17	9	7	21
Installment	422	425	401	338	288
Total Recoveries	511	492	639	366	319
Net Loans Charged Off	1,694	1,228	1,190	2,268	1,513
Provision for Loan Losses	2,534	833	1,506	2,926	2,198
Huntington Branch Acquisition Loan Loss Reserve	—	301	—	—	—
Balance at the End of Period	$ 6,814	$ 5,974	$ 6,068	$ 5,752	$ 5,094
Loans at End of Period	$911,450	$792,025	$665,826	$609,553	$617,069
Daily Average Balance of Loans	$861,255	$727,532	$620,049	$619,088	$604,995
Allowance for Loan Losses to Loans Outstanding	.75%	.75%	.91%	.94%	.83%
Net Charge Offs to Average Loans Outstanding	.20%	.17%	.19%	.37%	.25%

Table 7 presents management's allocation of the allowance for loan losses by major loan category in comparison to that loan category's percentage of total loans. Changes in the allocation over time reflect changes in the composition of the loan portfolio risk profile and refinements to the methodology of determining the allowance. Specific allocations in any particular category may be reallocated in the future as needed to reflect current conditions. Accordingly, the entire allowance is considered available to absorb losses in any category.

Allocation of the Allowance for Loan Losses

(In thousands)

Table 7

	December 31					
	2004	**% of Total Loans**	**2003**	**% of Total Loans**	**2002**	**% of Total Loans**
Commercial	$3,050	41%	$2,166	39%	$2,149	36%
Residential–Mortgage and Construction	1,454	37%	1,247	35%	1,032	37%
Installment	2,246	22%	2,462	26%	2,675	26%
Lease Financing	15	—	52	—	105	1%
Commitments	49	—	47	—	33	—
Unallocated	—	—	—	—	74	—
Total	$6,814	100%	$5,974	100%	$6,068	100%

Investment Securities

The Corporation's entire security portfolio is categorized as available-for-sale. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of the Corporation's overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in shareholders' equity, net of applicable income taxes. The Corporation does not currently follow a strategy of making security purchases with a view of near-term resales and therefore, does not own any securities classified as trading securities. For additional information, see Notes 1 and 3 of the Notes to Consolidated Financial Statements.

The following sets forth the composition of the Corporation's securities portfolio by major category as of the indicated dates (in thousands):

	December 31					
	2004	As % of Total	2003	As % of Total	2002	As % of Total
Securities Available-for-Sale:						
U.S. government and agencies	$102,294	48%	$ 75,701	34%	$ 12,364	6%
Mortgage-backed securities	74,386	35%	89,082	40%	123,351	57%
Obligations of states and political subdivisions	22,461	11%	29,342	13%	31,354	14%
Corporate and other debt	11,520	6%	18,268	8%	23,153	11%
Other securities	—		11,222	5%	25,014	12%
Total	$210,661	100%	$223,615	100%	$215,236	100%

Total investment securities decreased by $13 million (6%) in 2004 compared to the year-end balance in 2003. This decrease was due to the proceeds of maturing investment securities being utilized to fund the growth of the Corporation's loan portfolio. The composition of the investment portfolio changed during 2004, with almost half of the portfolio as of year end being held in U.S. government and agency securities. This increase in U.S. government and agency securities is directly related to the increase in the Corporation's "Cash Management" product, an overnight repurchase agreement program for business customers. The U.S. government and agency securities are held as collateral for this product.

Total investment securities increased by $8 million in 2003 (4%) following an $85 million (65%) increase in 2002. The most significant shift in asset mix in 2003 was a $63 million increase in U.S. government and agencies securities and a $34 million decrease in mortgage-backed securities. The Corporation sold a portion of its mortgage-backed securities that were exhibiting accelerated payback due to the historically low mortgage interest rates and reinvested the proceeds into fixed-term agency securities. Additionally, a portion of the $66 million received in connection with the Huntington branch acquisition was also invested into agency securities.

The Corporation manages its investment portfolios utilizing policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity, meet earnings objectives, and provide required collateral support for deposit activities and cash management overnight investment products. Excluding the U.S. Government sponsored agencies, the Corporation had no concentration of investment securities from any single issues that exceeded 10% of shareholders' equity.

Table 8 sets forth the contractual or estimated maturities of the components of the Corporation's securities portfolio as of December 31, 2004 and the weighted average yields on a tax-equivalent basis.

Investment Security Maturities, Yields, and Market Values at December 31, 2004

Table 8

(Dollars in thousands)

	Within 1 Year	Over 1 Year Thru 5 Years	Over 5 Years Thru 10 Years	Over 10 Years	Total Market Value
Securities Available-for-Sale:					
U.S. government and agencies	$ 20,954	$ 81,340	$ —	$ —	$102,294
Mortgage-backed securities	6,094	67,234	1,058	—	74,386
Obligations of states and political subdivisions	1,369	1,670	4,184	15,238	22,461
Corporate and other debt	2,422	—	—	9,098	11,520
Total	$ 30,839	$ 150,244	$ 5,242	$ 24,336	$210,661
Percentage of total	14.64%	71.32%	2.49%	11.55%	100.00%
Weighted average yield*	4.02%	3.98%	6.47%	6.78%	4.37%

* *Refer to notes to Table 1*

Deposits

Table 9 sets forth the average deposit balances by major category for 2004, 2003 and 2002:

Average Deposit Balances

(Dollars in thousands)

Table 9

	2004		2003		2002	
	Average Balance	Avg. Yield	Average Balance	Avg. Yield	Average Balance	Avg. Yield
Noninterest-bearing demand deposits	$ 94,871	—	$ 75,840	—	$ 65,284	—
Interest-bearing demand deposits	279,217	.97%	213,420	.82%	146,313	1.14%
Savings deposits	63,471	.37	53,753	.40	43,655	.62
Time deposits less than $100	209,708	2.36	219,817	3.19	229,114	4.74
Time deposits $100 or more	149,113	2.83	139,571	2.72	102,201	3.91
Total	$796,380		$702,401		$586,567	

Total deposits increased $100 million in 2004, or 13% when compared to 2003. This compares to a $140 million (23%) increase during 2003. On an average balance basis, total deposits increased $94 million (13%) in 2004 versus 2003, following a $116 million (20%) increase in 2003.

The increase in deposits in 2004 resulted from the Corporation's purchase of brokered certificates of deposit in excess of $100,000 to help fund its significant loan growth, as traditional deposit growth could not satisfy the demand. At December 31, 2004 and 2003, brokered certificates of deposit in excess of $100,000 amounted to $146.0 million and $50.0 million, respectively. On an average balance basis, all deposit categories increased when compared to 2003, except for time deposits of less than $100,000.

Approximately 90% of the year-end 2003 balance increase and one-half of the 2003 average balance increase is attributed to deposits the Corporation received as part of the Huntington branch acquisition. The remaining increase is primarily attributed to the full year impact of a new interest-bearing demand deposit product which was introduced in the spring of 2002 that offers customers liquidity as well as a competitive rate.

The following table sets forth the maturities of time deposits of $100,000 or more (in thousands):

Maturity of Time Deposits of $100,000 or More

(Dollars in thousands)

Table 10

	December 31, 2004
Maturities	
3 Months or Less	$ 23,559
3-6 Months	18,992
6-12 Months	39,718
Over 1 Year	105,790
Total	$ 188,059

Borrowed Funds

The following shows the composition of the Corporation's borrowings at December 31 (in thousands):

	2004	2003	2002
Federal funds purchased	$ —	$ 5,800	$ 16,200
Securities sold under agreements to repurchase	86,914	66,040	28,267
Short-term FHLB advances	23,318	—	—
Total short-term borrowings	110,232	71,840	44,467
Long-term FHLB advances	139,486	168,024	175,061
Junior subordinated debentures	35,929	23,711	23,711
Total long-term borrowings	175,415	191,735	198,772
Total borrowings	$ 285,647	$ 263,575	$ 243,239
Average balance (from Table 1)	$ 287,940	$ 245,990	$ 185,260

Total borrowings increased $22 million (8%) in 2004 compared to 2003, following a $20 million (8%) increase over 2002. The average balance of total borrowings increased by $42 million (17%) in 2004 versus 2003, following a $61 million (33%) increase in 2003 when compared to 2002. The preceeding table illustrates management's use of more short-term borrowings during the past two years, and less reliance on long-term borrowings, taking advantage of the historically low interest rate environment during this time period. Management will continue to closely monitor interest rates within the context of its overall asset-liability management process. See further discussion on this topic in the "Interest Rate Senstivity" section of Management's Discussion and Analysis.

At December 31, 2004, the Corporation had additional borrowing capacity with the FHLB totaling $31.0 million and an additional $15 million of unused lines of credit with various financial institutions. See Note 8 of the Notes to Consolidated Financial Statements for further details about the Corporation's borrowings and additional borrowing capacity, which is incorporated herein by reference.

Capital Resources

The Bank and the Corporation are subject to risk-based capital regulations, which were adopted and monitored by federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance sheet exposures, such as unused loan commitments and stand-by letters of credit. The regulatory guidelines require that a portion of total capital be Tier I capital, consisting of common shareholders' equity, qualifying portion of trust issued preferred securities, and perpetual preferred stock, less goodwill and certain other deductions. The remaining capital, or Tier II capital, consists of elements such as subordinated debt, mandatory convertible debt, remaining portion of trust issued preferred securities, and grandfathered senior debt, plus the allowance for loan losses, subject to certain limitations.

Under the risk-based capital regulations, banking organizations are required to maintain a minimum 8% (10% for well capitalized banks) total risk-based capital ratio (total qualifying capital divided by risk-weighted assets), including a Tier I ratio of 4% (6% for well capitalized banks). The risk-based capital rules have been further supplemented by a leverage ratio, defined as Tier I capital divided by average assets, after certain adjustments. The minimum leverage ratio is 3% (5% for well capitalized banks) for banking organizations that do not anticipate significant growth and have well-diversified risk (including no undue interest rate risk exposure), excellent asset quality, high liquidity and good earnings. Other banking organizations not in this category are expected to have ratios of at least 4-5%, depending on their particular condition and growth plans. Higher capital ratios could be required if warranted by the particular circumstances or risk profile of a given banking organization. In the current regulatory environment, banking organizations must stay well capitalized in order to receive favorable regulatory treatment on acquisition and other expansion activities and favorable risk-based deposit insurance assessments. The Corporation's capital policy establishes guidelines meeting these regulatory requirements, and takes into consideration current or anticipated risks as well as potential future growth opportunities.

At December 31, 2004, the Corporation's total risk-based capital ratio was 12.24%, which was well above the regulatory minimum of 8%. The Corporation's total risk-based capital ratio for year-end 2003 was 11.77%. The decrease in 2003 was a direct result of the increase in assets and goodwill attributable to the Huntington branch acquisition. As of December 31, 2004, the most recent notification from the regulators categorizes the Corporation as well capitalized under the regulatory framework for prompt corrective action. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding regulatory capital ratios.

Total shareholders' equity increased $2.2 million to $86.4 million at December 31, 2004, from $84.2 million at year-end 2003. The return on average equity (ROE) for 2004 declined to 8.91% from 13.10% for 2003. Return on average equity (ROE) for 2002 was 12.75% . The decrease in ROE in 2004 is due to the decrease in net income in 2004 of $3.1 million when compared to 2003.

Cash dividends of $.72 per share were paid during 2004, compared with $.70 and $.68 paid in 2003 and 2002, respectively. This represents a dividend payout rate (cash dividends per share divided by net income per share) of 57.6%, 39.5%, and 42.8% for 2004, 2003, and 2002, respectively.

Liquidity

The Asset and Liability Management Committee of the Corporation seeks to assess and manage the risks associated with fluctuating interest rates while maintaining adequate liquidity. This is accomplished by formulating and implementing policies that take into account the sources and uses of funds, maturity and repricing distributions of assets and liabilities, pricing strategies, and marketability of assets.

The objective of liquidity management is to maintain sufficient funds to satisfy the needs of depositors and borrowers. The principal sources of asset liquidity are cash and due from banks, interest-bearing deposits in banks, federal funds and investment securities available-for-sale that are not pledged. At December 31, 2004, such liquid assets totaled $64 million. While much more difficult to quantify, liability liquidity is enhanced by a stable core deposit base, access to credit lines at other financial institutions, and the Corporation's ability to renew maturing deposits. The Corporation's ability to attract deposits and borrow funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

When appropriate, the Corporation takes advantage of external sources of funds, such as advances from the FHLB, lines of credit at other financial institutions and brokered funds. These external sources often provide attractive interest rates and flexible maturity dates that better enable the Corporation to match funding dates and pricing characteristics with contractual maturity dates and pricing parameters of earning assets. At December 31, 2004, the Corporation had available borrowing capacity of approximately $46 million through the FHLB and other financial institutions.

The Corporation actively manages its liquidity position under the direction of the Asset and Liability Management Committee of the Corporation. Monthly reviews by management and quarterly reviews by this Board Committee under prescribed policies and procedures are intended to ensure that the Corporation will maintain adequate levels of available funds. Management believes that the Corporation has adequate liquidity available to respond to current and anticipated liquidity demands.

For information about the Corporation's borrowings, see Note 8 of the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

At the holding company level, the Corporation uses cash to pay dividends to shareholders and to service its junior subordinated debt. The main sources of funding for the holding company include dividends from the Bank and access to the capital markets. As discussed in Note 12 of the Notes to Consolidated Financial Statements, the Bank is subject to significant regulation and, among other things, may be limited in its ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the Consolidated Statements of Cash Flows may not represent cash immediately available to the holding company. During 2004, the Bank declared and paid dividends of $8.6 million. As of December 31, 2004, the amount of additional dividends that the Bank could have paid to the holding company without regulatory approval was $11.2 million.

Interest Rate Sensitivity

The Corporation's primary market risk is interest rate fluctuation. Interest rate sensitivity refers to the degree that earnings will be impacted by changes in the prevailing level of interest rates. Interest rate risk arises from mismatches in the repricing or maturity characteristics between interest-bearing assets and liabilities. Management seeks to minimize fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. The Corporation uses interest sensitivity gap analysis and simulation models to measure and manage these risks. The interest rate sensitivity gap analysis assigns each interest-earning asset and interest-bearing liability to a time frame reflecting its next repricing or maturity date. The differences between total interest-sensitive assets and liabilities at each time interval represent the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a given interval will increase net interest income, as more assets than liabilities will reprice. A negative gap position would benefit the Corporation during a period of declining interest rates.

In order to manage interest sensitivity risk, management of the Corporation formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These guidelines are based on management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors. Management uses computer simulations to measure the effect on net interest income of various interest rate scenarios. Key assumptions used in the computer simulations include cash flows and maturities of interest rate sensitive assets and liabilities, changes in asset volumes and pricing, and management's capital plans. This modeling reflects interest rate changes and the related impact on net interest income over specified periods. Management has not historically used derivative financial instruments to manage its interest rate sensitivity. At December 31, 2004, the static gap analysis prepared by management indicated that the Corporation becomes liability sensitive over the next year. In computing the effect on net interest income of changes in interest rates, management has assumed that any changes would immediately affect earnings. Normally, when an organization is liability sensitive there is a negative impact to net interest income when interest rates increase. Based on the simulation analysis performed at December 31, 2004 and 2003, the Corporation estimated the following changes in net interest income, assuming the indicated rate changes:

	(Dollars in thousands)	
	2004	2003
+200 basis point increase	$ (592)	$ 1,000
+100 basis point increase	$ (146)	$ 600
-100 basis point decrease	$ (1,657)	$ (1,800)

This estimate is based on assumptions that may be affected by unforeseeable changes in the general interest rate environment and any number of unforeseeable factors. Rates on different assets and liabilities within a single maturity category adjust to changes in interest rates to varying degrees and over varying periods of time. The relationships between prime rates and rates paid on purchased funds are not constant over time. Management can respond to current or anticipated market conditions by lengthening or shortening the Corporation's sensitivity through loan repricings or changing its funding mix. The rate of growth in interest-free sources of funds will influence the level of interest-sensitive funding sources. In addition, the absolute level of interest rates will affect the volume of earning assets and funding sources. As a result of these limitations, the interest-sensitive gap is only one factor to be considered in estimating the net interest margin.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date and amounts and expected maturities of significant commitments. Commitments to extend credit and letters of credit are legally binding, conditional agreements generally having fixed expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management's credit assessment of the customer. The commitments may expire without being drawn upon. Therefore, the total commitment does not necessarily represent future funding requirements. Further discussion of the nature of certain obligations and commitments is included in the referenced Note in the Notes to Consolidated Financial Statements.

			Payments Due by Period			
Contractual Obligations (in millions)	**Note Reference**	**Total**	**Less than 1 year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long term debt	8					
FHLB Advances		$ 139.5	$ 22.0	$ 37.8	$ 11.5	$ 68.2
Junior subordinated debt		35.9	—	—	—	35.9
Operating leases	5	.8	.3	.4	.1	—
Data processing and telecommunications		6.5	1.6	4.0	.9	—
Time Deposits	7	380.4	168.7	181.0	29.4	1.2

			Commitment Expiration by Period			
Commitments (in millions)	**Note Reference**	**Total**	**Less than 1 year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Loan commitments	4	$141.4	$ 25.8	$11.4	$ 0.2	$104.0
Letters of credit	4	5.3	5.3	—	—	—

At December 31, 2004, the Corporation's off-balance sheet arrangements were limited to loan commitments and letters of credit discussed above.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is incorporated herein by reference to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First United Corporation

We have audited the accompanying consolidated statements of financial condition of First United Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of First United Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First United Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First United Corporation's internal control over financial reporting as of December, 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 7, 2005

First United Corporation and Subsidiaries
Consolidated Statements of Financial Condition

(In thousands, except per share amounts)

	December 31	
	2004	**2003**
Assets		
Cash and due from banks	$ 24,159	$ 20,272
Interest-bearing deposits in banks	1,855	1,474
Investment securities available-for-sale (at market value)	210,661	223,615
Federal Home Loan Bank stock, at cost	9,525	8,660
Loans	911,450	792,025
Allowance for loan losses	(6,814)	(5,974)
Net loans	904,636	786,051
Premises and equipment, net	23,523	16,598
Goodwill and other intangible assets, net	15,149	15,707
Bank owned life insurance	23,420	20,495
Accrued interest receivable and other assets	18,949	15,369
Total Assets	$1,231,877	$1,108,241
Liabilities and Shareholders' Equity		
Liabilities:		
Noninterest-bearing deposits	$ 114,734	$ 99,181
Interest-bearing deposits	735,927	650,980
Total deposits	850,661	750,161
Short-term borrowings	110,232	71,840
Long-term borrowings	175,415	191,735
Accrued interest and other liabilities	8,086	9,220
Dividends payable	1,127	1,094
Total Liabilities	1,145,521	1,024,050
Shareholders' Equity:		
Preferred stock—no par value; authorized and unissued 2,000 shares		
Capital stock—par value $.01 per share; authorized 25,000 shares, issued and outstanding 6,093 in 2004 and 6,087 in 2003	61	61
Surplus	20,453	20,324
Retained earnings	65,405	62,201
Accumulated other comprehensive income	437	1,605
Total Shareholders' Equity	86,356	84,191
Total Liabilities and Shareholders' Equity	$1,231,877	$1,108,241

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Income

(In thousands, except per share amounts)

	Year ended December 31		
	2004	**2003**	**2002**
Interest income			
Interest and fees on loans	$ 53,264	$ 49,316	$ 48,982
Interest on investment securities:			
Taxable	6,177	6,921	7,147
Exempt from federal income taxes	1,206	1,427	1,397
	7,383	8,348	8,544
Interest on federal funds sold	35	39	63
Total interest income	60,682	57,703	57,589
Interest expense			
Interest on deposits	12,108	12,775	16,790
Interest on short-term borrowings	1,153	447	289
Interest on long-term borrowings	10,755	10,379	8,623
Total interest expense	24,016	23,601	25,702
Net interest income	36,666	34,102	31,887
Provision for loan losses	2,534	833	1,506
Net interest income after provision for loan losses	34,132	33,269	30,381
Other operating income			
Service charge income	4,749	3,895	3,432
Trust department income	3,153	2,520	2,146
Insurance premium income	1,448	1,367	1,215
Security gains (losses)	703	1,009	(366)
Bank owned life insurance	626	938	960
Other income	2,292	2,138	1,620
Total other operating income	12,971	11,867	9,007
Other operating expense			
Salaries and employee benefits	16,907	15,995	13,922
Equipment	2,952	2,426	2,090
Expenses related to early redemption of long-term borrowings	2,728	—	—
Occupancy	1,642	1,330	1,293
Data processing	1,380	1,217	1,160
Other expenses	10,360	8,853	7,573
Total other operating expense	35,969	29,821	26,038
Income before income taxes	11,134	15,315	13,350
Applicable income taxes	3,507	4,566	3,695
Net income	$ 7,627	$10,749	$ 9,655
Earnings per share	$1.25	$1.77	$1.59
Weighted average common shares outstanding	6,088,367	6,086,369	6,080,589

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(In thousands, except per share amounts)

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2002	$ 61	$ 20,199	$ 50,254	$ 562	$ 71,076
Comprehensive income:					
Net income for the year			9,655		9,655
Unrealized gains on securities available-for-sale, net of income taxes of $1,951				2,718	2,718
Comprehensive income					12,373
Cash dividends—$.685 per share			(4,166)		(4,166)
Balance at December 31, 2002	61	20,199	55,743	3,280	79,283
Comprehensive income:					
Net income for the year			10,749		10,749
Unrealized loss on securities available-for-sale, net of income tax benefit of $904				(1,675)	(1,675)
Comprehensive income					9,074
Issuance of 7,000 shares of common stock under dividend reinvestment plan		125			125
Cash dividends—$.705 per share			(4,291)		(4,291)
Balance at December 31, 2003	61	20,324	62,201	1,605	84,191
Comprehensive income:					
Net income for the year			7,627		7,627
Unrealized loss on securities available-for-sale, net of income tax benefit of $286				(1,168)	(1,168)
Comprehensive income					6,459
Issuance of 6,000 shares of common stock under dividend reinvestment plan		129			129
Cash dividends—$.725 per share			(4,423)		(4,423)
Balance at December 31, 2004	$ 61	$ 20,453	$ 65,405	$ 437	$ 86,356

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,		
	2004	2003	2002
Operating activities			
Net income	$ 7,627	$10,749	$9,655
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,534	833	1,506
Depreciation and amortization	2,921	2,338	1,748
Net accretion and amortization of investment security discounts and premiums	1,106	1,935	(995)
(Gain) loss on sale of investment securities	(703)	(1,009)	366
(Increase) decrease in accrued interest receivable and other assets	(3,582)	(3,560)	1,321
(Decrease) increase in accrued interest and other liabilities	(1,102)	41	79
Increase in bank owned life insurance value	(625)	(938)	(960)
Net cash provided by operating activities	8,176	10,389	12,720
Investing activities			
Net (increase) decrease in interest-bearing deposits in banks	(381)	4,733	5,041
Proceeds from maturities of investment securities available-for-sale	127,250	167,130	51,021
Proceeds from sales of investment securities available-for-sale	14,008	98,615	18,508
Purchases of investment securities available-for-sale	(129,912)	(277,588)	(164,015)
Net increase in loans	(121,118)	(77,452)	(57,463)
Net (increase) decrease in FHLB stock	(865)	498	
Purchase of premises and equipment	(9,288)	(4,200)	(3,384)
Investment in bank owned life insurance	(2,300)	—	—
Net cash provided by acquisition	—	66,040	—
Net cash used in investing activities	(122,606)	(22,224)	(150,292)
Financing activities			
Net increase in deposits	100,500	8,799	33,091
Net increase in short-term borrowings	38,392	16,240	27,335
Proceeds from long-term borrowings	35,929	—	80,000
Payments on long-term borrowings	(52,249)	(7,037)	(13,178)
Cash dividends paid	(4,384)	(4,262)	(4,136)
Proceeds from issuance of common stock	129	125	—
Net cash provided by financing activities	118,317	13,865	123,112
Increase (decrease) in cash and cash equivalents	3,887	2,030	(14,460)
Cash and cash equivalents at beginning of year	20,272	18,242	32,702
Cash and cash equivalents at end of year	$24,159	$20,272	$18,242
Supplemental information			
Interest paid	$23,605	$24,641	$26,384
Income taxes paid	6,262	5,218	3,305
Acquisition of a business:			
Fair value of assets acquired:			
Loans		$48,841	
Premises and equipment		1,340	
Goodwill and other identified intangibles		14,682	
Fair value of liabilities assumed:			
Demand deposit and savings accounts		(79,611)	
Certificates of deposits		(51,292)	
Net cash provided by acquisition		$66,040	

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

First United Corporation ("Corporation") a registered financial holding company, incorporated under the laws of Maryland. It is the parent company of First United Bank & Trust ("Bank"), First United Insurance Group, LLC (the "Insurance Group"), Oakfirst Life Insurance Corporation, and OakFirst Loan Center, Inc., OakFirst Loan Center, LLC. First United Bank & Trust provides a complete range of retail and commercial banking services to a customer base serviced by a network of 24 offices and 34 automated teller machines. This customer base includes individuals, businesses and various governmental units. The Insurance Group is a full-services insurance agency that succeeded to all of the business of Gonder Insurance Agency, Inc. when that entity was merged into the Insurance Group on January 1, 2005. Oakfirst Life Insurance Corporation is a reinsurance company that reinsures credit life and credit accident and health insurance written by American General Assurance Company on consumer loans made by First United Bank & Trust. OakFirst Loan Center, Inc., and OakFirst Loan Center, LLC are finance companies. The Corporation and its subsidiaries principally operate in four Western Maryland counties and four West Virginia counties.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States that requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. For purposes of comparability, certain prior period amounts have been reclassified to conform with the 2004 presentation.

Additionally, the Corporation also determines whether it should consolidate other entities or account for them on the equity method of accounting depending on whether it has a controlling financial interest in an entity of less than 100% of the voting interest of that entity by considering the provisions of Accounting Research Bulletin 51 (ARB 51), "Consolidated Financial Statements", or a controlling financial interest in a variable interest entity ("VIE") by considering the provisions of FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", issued in January 2003, and FIN 46R issued in December 2003. The Corporation adopted the provisions of FIN 46 during the fourth quarter of 2003, and FIN 46R in the first quarter 2004, Under FIN 46, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that does not provide sufficient financial resources for the entity to support its activities. Under FIN 46R, an entity that holds a variable interest in a VIE is required to consolidate the VIE if the entity is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the entity's residual returns or both. ARB 51 is considered for entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

As discussed further in Note 8, the Corporation has wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered VIE's. These trusts are not consolidated, including the Corporation's investment in First United Capital Trust, a VIE formed in 1999, that was deconsolidated during the fourth quarter of 2003 based on the criteria established in FIN 46. The Corporation's investment in non-consolidated VIE's are accounted for using the equity method of accounting.

Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of the Bank, Oakfirst Life Insurance Corporation, OakFirst Loan Center, Inc., OakFirst Loan Center, LLC, and Gonder Insurance Agency. All significant intercompany accounts and transactions have been eliminated.

Completed Business Combination

On July 25, 2003, the Corporation consummated, through the Bank, the acquisition of four banking offices and a commercial banking center located in Berkeley County, West Virginia, from Huntington Bancshares Incorporated and its bank subsidiary, the Huntington National Bank. The acquisition was accounted for under the purchase method of accounting. As a result of the transaction, approximately $131 million in deposits and $49 million in loans were purchased. Also, approximately $66 million in cash was received. The acquisition resulted in recording $4.0 million of core deposit intangibles that will be amortized over 7.2 years. Additionally, the fair value adjustments required by the purchase method of accounting consisted of $1.1 million for deposits, which will be amortized over an estimated 4 years, and $.5 million for loans, which will be amortized over an estimated 3 years. The resulting goodwill arising from the transaction totaled $10.8 million, which is expected to be fully deductible for tax purposes. The acquisition cost has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

Investments

Securities available-for-sale: All security purchases have been classified as available-for-sale. Securities available-for-sale are stated at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of other comprehensive income in shareholders' equity.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums to the first call date, if applicable, or to maturity, and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). Management systematically evaluates securities for other-than-temporary declines in fair value. The cost of securities sold is based on the specific identification method.

Loans

Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or full repayment by the borrower are reported at their outstanding balance.

Interest on Loans

Interest on loans and leases is recognized based upon the principal amount outstanding. It is the Corporation's general policy to discontinue the accrual of interest on loans (including impaired loans), except for consumer loans, when circumstances indicate that collection of principal or interest is doubtful. After a loan is placed on non-accrual status, interest is not recognized. Cash payments received are applied to the principal balances. Generally, consumer installment loans are not placed on non-accrual status, but are charged off after they are 120 days contractually past due.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed by management to be sufficient to absorb estimated losses inherent in the loan portfolio. Loans deemed uncollectible are charged against the allowance, while recoveries are credited to it. Management's determination of the adequacy of the loan loss reserve is based upon the impact of economic conditions on the borrower's ability to repay, past collection experience, the risk characteristics of the loan portfolio, estimated fair value of underlying collateral for collateral dependent loans, and such other factors which, in management's judgement, deserve current recognition.

The Corporation utilizes the methodology outlined in *FDIC Statement of Policy on Allowance for Loan and Lease Losses*. The starting point for this methodology is to segregate the loan portfolio into two pools, non-homogeneous (i.e. commercial) and homogeneous (i.e. consumer) loans. Each loan pool is analyzed with general allowances and specific allocations being made as appropriate. For general allowances, the previous eight quarters of loss activity are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by the following qualitative factors: levels of and trends in delinquency and non-accruals; trends in volumes and terms of loans; effects of changes in lending policies, experience, ability, and depth of management, national and local economic trends and conditions; and concentrations of credit in the determination of the general allowance. The qualitative factors are updated each quarter by the gathering of information from internal, regulatory, and governmental sources. Specific allocations are made for those loans on the Watchlist in which the collateral value is less than the outstanding loan balance with the allocation being the dollar difference between the two. The Watchlist represents loans, identified and closely monitored by management, which possess certain qualities or characteristics that may lead to collection and loss issues. Allocations are not made for loans that are cash secured, for the Small Business Administration or Farm Service Agency guaranteed portion of loans, or for loans that are sufficiently collateralized.

Trust Assets and Income

Assets held in an agency or fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated statements of financial condition. Income from the Bank's Trust department represents fees charged to customers and is recorded on an accrual basis.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation. The provision for depreciation for financial reporting has been made by using the straight-line method based on the estimated useful lives of the assets, which range from 18 to 32 years for buildings and 3 to 20 years for equipment. Accelerated depreciation methods are used for income tax purposes.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations. In accordance with SFAS No. 142, and SFAS No. 147, which applies specifically to branch purchases that qualify as business combinations, goodwill is not amortized, but is subject to an annual impairment test.

Core deposit intangible assets represent the present value of future net income to be earned from acquired deposits and are being amortized using the straight-line method over their estimated life of 7.2 years.

Bank-Owned Life Insurance (BOLI)

BOLI policies are recorded at their cash surrender value. Changes in the cash surrender value are recorded as other operating income.

Income Taxes

The Corporation accounts for income taxes using the liability method. Under the liability method, the deferred tax liability or asset is determined based on the difference between the financial statement and tax bases of assets and liabilities (temporary differences) and is measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is determined by the change in the liability or asset for deferred taxes adjusted for changes in any deferred tax asset allowance.

Statement of Cash Flows

The Corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. The Corporation does not have any common stock equivalents.

Business Segments

As defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Corporation has two operating segments, community banking and insurance. Because the operating activities of the insurance segment are immaterial to the consolidated financial statements, no separate segment disclosures for insurance operations have been made.

Variable Interest Entities

In January, 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" ("VIEs"), which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain VIEs, commonly referred to as special-purpose entities (SPEs), in which equity investors do no have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December, 2003, the FASB reissued FIN 46 with certain modifications and clarifications.

In 1999, the Corporation issued approximately $23.7 million in mandatorily redeemable junior subordinated debentures to First United Capital Trust, a Delaware business trust ("Capital Trust") the common shares of which were owned by the Corporation. Capital Trust concurrently issued approximately $23.0 million in mandatorily redeemable preferred securities to third-party investors. The Corporation's investment in Capital Trust was considered a SPE. In accordance with the requirements of FIN 46 and FIN 46R, in 2003 the Corporation reported $23.7 million of junior subordinated debentures in long-term borrowings and its $0.7 million equity interest in the Capital Trust as an "Other Asset." On September 30, 2004, the Corporation exercised its option and redeemed the $23.7 million of junior subordinated debentures, and at the same time Capital Trust redeemed the related preferred securities, thereby dissolving the Trust.

In March 2004, the Corporation issued approximately $30.9 million of junior subordinated debentures to First United Statutory Trust I and II (FUST I and FUST II are collectively referred to as the "Trusts"). The Trusts, which are Connecticut Statutory business trusts, all of the common securities of which are owned by the Corporation, are considered SPEs and issue mandatorily redeemable preferred capital securities to third party investors (see Note 8). In accordance with FIN 46R, the Corporation reported $30.9 million of junior subordinated debentures as long-term borrowings and its $0.9 million equity interest in the Trusts as "Other Assets," at December 31, 2004.

These debentures and preferred securities are discussed in detail in Note 8.

2. Regulatory Capital Requirements

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (leverage). Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2004 and 2003, the most recent notification from the regulators categorize the Corporation and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, total risk-based, Tier I risk-based, and Tier I leverage ratios must not fall below the percentage shown in the following table. Management is not aware of any condition or event which has caused the well capitalized position to change.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2004						
Total Capital (to Risk Weighted Assets)						
Consolidated	$112,584	12.24%	$73,570	8.00%	$91,962	10.00%
First United Bank	97,531	10.70	72,910	8.00	91,137	10.00
Tier I Capital (to Risk Weighted Assets)						
Consolidated	99,410	10.81	36,785	4.00	55,177	6.00
First United Bank	90,870	9.97	36,455	4.00	54,682	6.00
Tier I Capital (to Average Assets)						
Consolidated	99,410	8.44	35,350	3.00	58,917	5.00
First United Bank	90,870	7.57	35,999	3.00	59,998	5.00
December 31, 2003						
Total Capital (to Risk Weighted Assets)						
Consolidated	$96,809	11.77%	$65,808	8.00%	$82,260	10.00%
First United Bank	83,658	10.26	65,247	8.00	81,559	10.00
Tier I Capital (to Risk Weighted Assets)						
Consolidated	90,834	11.04	32,904	4.00	49,356	6.00
First United Bank	77,784	9.54	32,624	4.00	48,935	6.00
Tier I Capital (to Average Assets)						
Consolidated	90,834	8.72	31,195	3.00	51,992	5.00
First United Bank	77,784	7.53	31,005	3.00	51,675	5.00

3. Investment Securities

The following is a comparison of amortized cost and market values of securities available-for-sale (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2004				
U.S. government and agencies	$102,790	$ 101	$ 597	$102,294
Mortgage-backed securities	74,324	195	133	74,386
Obligations of states and political subdivisions	21,503	960	2	22,461
Corporate and other debt securities	11,320	200	—	11,520
Total debt securities	209,937	1,456	732	210,661
Other securities	—	—	—	—
Totals	$209,937	$ 1,456	$ 732	$210,661
December 31, 2003				
U.S. government and agencies	$75,301	$ 526	$ 126	$ 75,701
Mortgage-backed securities	89,066	330	314	89,082
Obligations of states and political subdivisions	28,239	1,104	1	29,342
Corporate and other debt securities	17,278	990	—	18,268
Total debt securities	209,884	2,950	441	212,393
Other securities	11,222	—	—	11,222
Totals	$221,106	$2,950	$ 441	$223,615

Proceeds from sales and calls of securities available-for-sale and the realized gains and losses are as follows (in thousands):

	2004	2003	2002
Proceeds	$14,008	$98,675	$18,508
Realized gains	712	1,755	—
Realized losses	(9)	(746)	(366)

The following shows the Corporation's securities available-for-sale with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized position, at December 31, 2004 and 2003 (in thousands):

	December 31, 2004			
	Less than 12 months		12 months or more	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agencies	$74,177	$(569)	$2,021	$(28)
Mortgage-backed securities	21,428	(77)	5,758	(56)
Obligations of states and political subdivisions	866	(2)	—	—

	December 31, 2003			
	Less than 12 months		12 months or more	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agencies	$25,408	$(126)	—	—
Mortgage-backed securities	70,285	(314)	—	—
Obligations of states and political subdivisions	469	(1)	—	—

The Corporation does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. These unrealized losses on debt securities are primarily attributable to changes in interest rates. The Corporation has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover its amortized cost.

The Corporation recognized a realized loss on investment securities of $.4 million during the first quarter of 2003 and $.4

million in 2002, related to an other-than-temporary impairment write-down of its investment in Federal Home Loan Mortgage Corporation (FHLMC) preferred stock. This FHLMC preferred stock was ultimately sold during the second quarter of 2003.

The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at December 31, 2004, are shown in the following table. Actual maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale (in thousands)	
Contractual Maturity	Amortized Cost	Market Value
Due in one year or less	$ 24,806	$ 24,745
Due after one year through five years	83,303	83,010
Due after five years through ten years	3,930	4,184
Due after ten years	23,574	24,336
	135,613	136,275
Mortgage-backed securities	74,324	74,386
	$ 209,937	$ 210,661

At December 31, 2004 and 2003, investment securities with a market value of $173 and $150 million, respectively, were pledged to secure public and trust deposits and securities sold under agreements to repurchase as required or permitted by law.

4. Loans

The Corporation, through the bank, is active in originating loans to customers primarily in Western Maryland and West Virginia. The following table is a summary of the loan portfolio by principal categories (in thousands):

	December 31, 2004		December 31, 2003	
	Loans	Loan Commitments	Loans	Loan Commitments
Commercial	$373,893	$ 91,705	$307,523	$21,873
Residential—mortgage	319,033	36,456	264,730	32,663
Installment	199,862	514	201,419	1,173
Residential—construction	18,196	12,734	16,093	13,496
Lease financing	466	—	2,260	—
Commercial letters of credit	—	5,336	—	1,239
	$911,450	$146,745	$792,025	$70,444

Loan commitments are made to accommodate the financial needs of the Corporation's customers. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Letters of credit are issued to customers to support contractual obligations and to insure job performance. Historically, most letters of credit expire unfunded. Loan commitments and letters of credit have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

In the ordinary course of business, executive officers and directors of the Corporation, including their families and companies in which certain directors are principal owners, were loan customers of the Corporation. Pursuant to the Corporation's policy, such loans were made on the same terms, including collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. Changes in the dollar amount of loans outstanding to officers, directors and their associates were as follows for the years ended December 31 (in thousands):

	2004	2003	2002
Balance at January 1	$ 16,794	$18,796	$17,601
Loans or advances	12,396	12,557	9,167
Repayments	(13,184)	(14,559)	(7,972)
Balance at December 31	$ 16,006	$16,794	$18,796

Activity in the allowance for loan loss is summarized as follows (in thousands):

	2004	2003	2002
Balance at January 1	$5,974	$6,068	$5,752
Gross credit losses	(2,205)	(1,720)	(1,829)
Recoveries	511	492	639
Net credit losses	(1,694)	(1,228)	(1,190)
Provision for loan losses	2,534	833	1,506
Huntington Branch acquisition loan loss reserve	—	301	—
Balance at December 31	$6,814	$5,974	$6,068

Non-accruing loans were $3.4, $2.8, and $1.8 million at December 31, 2004, 2003 and 2002, respectively. Interest income not recognized as a result of placing loans on a non-accrual status was $.4 million during 2004 and $.1 million during 2003 and 2002.

Total impaired loans amounted to $.6 million and $.3 million at December 31, 2004 and 2003, respectively. Specific allocations of the allowance for loan losses for impaired loans were equal to these same amounts. There were no impaired loans or specific allocations at December 31, 2002.

5. Premises and Equipment

The composition of premises and equipment at December 31 is as follows (in thousands):

	2004	2003
Land	$ 8,397	$ 3,766
Premises	13,489	11,603
Furniture and equipment	25,152	22,512
	47,038	37,881
Less accumulated depreciation	(23,515)	(21,283)
Total	$23,523	$16,598

The Corporation recorded depreciation expense of $2.4, $2.1, and $1.8 million in 2004, 2003 and 2002, respectively.

Pursuant to the terms of noncancelable operating lease agreements for banking and subsidiaries' offices and for data processing and telecommunications in effect at December 31, 2004, future minimum rent commitments under these leases for each of the next five years are as follows: $1.9, 2.2, 2.2, .5, and .5 million. The leases contain options to extend for periods from 1 to 5 years, not included in the aforementioned amounts.

Total rent expense amounted to $.4 million in each of 2004, 2003 and 2002.

6. Goodwill and Other Intangible Assets

The Corporation performed its annual impairment test as of December 31, 2004 and determined that goodwill was not impaired. There can be no assurance that goodwill impairment will not occur in the future. The Corporation will continue to evaluate goodwill on an annual basis for impairment and as events occur or circumstances change.

The significant components of goodwill and acquired intangible assets at December 31 are as follows (in thousands):

	2004				2003			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
Goodwill	$11,900	$ —	$11,900		$11,900	$ —	$11,900	
Core deposit intangible assets	4,040	(791)	3,249	5.8	4,040	(233)	3,807	6.8
Total	$15,940	$(791)	$15,149		$15,940	$(233)	$15,707	

Amortization expense relating to the core deposit intangible asset acquired in 2003 was $.6 million in 2004 and $.2 million in 2003. Future estimated annual amortization expense is presented below (in thousands):

2005	$558
2006	558
2007	558
2008	558
2009	558
2010	459

7. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $188.0 and $117.5 million at December 31, 2004 and December 31, 2003, respectively.

The following is a summary of the scheduled maturities of all time deposits as of December 31, 2004 (in thousands):

2005	$168,675
2006	127,418
2007	53,581
2008	16,968
2009	12,486
Thereafter	1,230

8. Borrowed Funds

The following is a summary of short-term borrowings at December 31 with original maturities less than one year (dollars in thousands):

	2004	2003	2002
Federal funds purchased (weighted average interest rate at December 31, 2003 (1.20%) and 2002 (1.51%)	$ —	$ 5,800	$16,200
Short-term FHLB advance, interest rate of 2.6% maturing in March 2005	23,319	—	—

	2004	2003	2002
Securities sold under agreements to repurchase:			
Outstanding at end of year	$86,914	$66,040	$39,400
Weighted average interest at year end	2.14%	1.03%	.75%
Maximum amount outstanding as of any month end	91,209	$66,040	$39,400
Average amount outstanding	78,352	49,278	32,259
Approximate weighted average rate during the year	1.44%	.86%	.87%

The following is a summary of long-term borrowings at December 31 with original maturities exceeding one year (dollars in thousands):

	2004	2003
FHLB advances, bearing interest at rates ranging from 1.62% to 6.42% at December 31	$139,486	$168,024
Junior subordinated debt, bearing interest at rates ranging from 4.66% to 6.02%	35,929	23,711
	$175,415	$191,735

In addition to the above, the Corporation has $11 million of letters of credit with the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2004. These letters of credit are pledged to secure public deposits.

The Corporation has a borrowing capacity agreement with the FHLB in an amount equal to 29% of the Bank's assets. At December 31, 2004, the available line of credit equaled $348 million. This line of credit, which can be used for both short or long-term funding, can only be utilized to the extent of available collateral. The line is secured by certain qualified mortgage and commercial loans and investment securities, as follows:

1-4 family mortgage loans	$135,225
Commerical loans	5,140
Investment securities	64,402
	$204,767

The collateralized line of credit totaled $140 million at December 31, 2004, of which $31 million was available for additional borrowings.

The Corporation also has various unsecured lines of credit totaling $15.0 million with various financial institutions to meet daily liquidity requirements. As of December 31, 2004, the Corporation had no borrowings under these credit facilities.

Repurchase Agreements—The Corporation has retail repurchase agreements with customers within its local market areas. Repurchase agreements generally have maturities of one to four days from the transaction date. These borrowings are collateralized with securities owned by the company and held in safekeeping at independent correspondent banks.

FHLB Advances—The FHLB advances consist of various borrowings with maturities generally ranging from 5 to 10 years with initial fixed rate periods of one, two or three years. After the initial fixed rate period the FHLB has one or more options to convert each advance to a LIBOR based, variable rate advance, but the Corporation may repay the advance in whole or in part, without a penalty, if the FHLB exercises its option. At all other times, the Corporation's early repayment of any advance would be subject to a prepayment penalty.

In December 2004, the Bank refinanced $21.5 million of long-term FHLB advances, resulting in an early redemption penalty of $1.8 million (included in other expense). The borrowing was refinanced with a short-term FHLB advance that matures in March 2005.

The weighted average interest rate on all long-term FHLB advances was 4.14% at December 31, 2004.

Maturities of long-term FHLB advances over the next five years are as follows: 2005, $22.0 million; 2006, $7.0 million; 2007, $30.8 million; 2009, $11.5 million; and $68.2 million thereafter.

Subordinated Debt—In 1999, Capital Trust issued 9.375% preferred securities with an aggregate liquidation amount of $23.0 million ($10 per preferred share) to third-party investors. The proceeds were used to purchase an equal amount of 9.375% junior subordinated debentures of the Corporation. An additional $.7 million of junior subordinated debentures was purchased by Capital Trust from the proceeds of the sale of 100% of the Trust's common securities to the Corporation. The junior subordinated debentures represented the sole assets of Capital Trust, and payments under the junior subordinated debentures were the sole source of cash flow for Capital Trust. The preferred securities qualified as regulatory Tier 1 capital of the Corporation.

On September 30, 2004, the Corporation exercised its right to redeem the junior subordinated debentures at the same time Capital Trust redeemed the preferred securities. In conjunction with this early redemption, the Corporation expensed $.9 million of remaining unamortized issuance costs (included in other expenses) related to the junior subordinated debentures.

In March 2004, the Trusts issued preferred securities with an aggregate liquidation amount of $30.9 million to third-party investors. The proceeds of issuance of the preferred securities were used to purchase an equal amount of junior subordinated debentures of the Corporation, as follows:

$20.6 million—6.02% fixed rate for 5 years payable quarterly, converting to floating rate based on 3 month LIBOR plus 275 basis points, maturing in 2034, redeemable five years after issuance at the Corporation's option.

$10.3 million—floating rate payable quarterly based on 3 month LIBOR plus 275 basis points (4.66% at December 31, 2004) maturing in 2034, redeemable five years after issuance at the Corporation's option.

The debentures represent the sole assets of the Trusts, and payments under the debentures are the only sources of cash flow for the Trusts.

Additionally, in December 2004, the Corporation issued $5.0 million of debentures. The debentures have a fixed rate of 5.88% for the first five years, payable quarterly, which converts to a floating rate based on three month LIBOR plus 185 basis points. The debentures mature in 2014, but are redeemable five years after issuance at the Corporation's option.

The Corporation has the right to defer interest on the debentures for up to 20 quarterly periods, in which case distributions on the preferred securities will also be deferred. Should this occur, the Corporation may not pay dividends or distributions on, or repurchase, redeem or acquire any shares of its common stock.

9. Income Taxes

The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2004	2003	2002
Taxes currently payable	$5,324	$6,060	$3,233
Deferred taxes (benefit)	(1,817)	(1,494)	462
Income tax expense for the year	$3,507	$4,566	$3,695

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
Tax-exempt income on securities and loans	(4.1)	(3.6)	(4.2)
Tax-exempt BOLI income	(2.0)	(2.1)	(2.5)
State income tax, net of federal tax benefit	4.4	.6	(.8)
Other	(1.8)	(.1)	.2
	31.5%	29.8%	27.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's temporary differences as of December 31 are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$2,695	$2,363
Deferred compensation	506	544
State tax loss carry forwards	575	323
Other	185	94
Total deferred tax assets	3,961	3,324
Valuation allowance	(575)	(321)
Total deferred tax assets less valuation allowance	3,386	3,003
Deferred tax liabilities:		
Dividend from real estate investment trust	—	(1,650)
Depreciation	(1,450)	(1,121)
Unrealized gain on investment securities available-for-sale	(287)	(992)
Pension	(1,110)	(874)
Auto leasing	(186)	(650)
Other	(404)	(291)
Total deferred tax liabilities	(3,437)	(5,578)
Net deferred tax liabilities	$(51)	$(2,575)

State income tax expense (benefit) amounted to $.8, $.2 and $(.2) during 2004, 2003 and 2002, respectively. The state loss carry forwards included in deferred tax assets will expire commencing in 2019.

10. Employee Benefit Plans

The Corporation sponsors a noncontributory defined benefit pension plan (Plan) covering substantially all full-time employees who qualify as to age and length of service. The benefits are based on years of service and the employees' compensation during the last five years of employment. The Corporation's funding policy is to make annual contributions in amounts sufficient to meet the current year's funding requirements.

The benefit obligation activity was calculated using an actuarial measurement date of January 1. Plan assets were calculated using an actuarial measurement date of December 31. The following table summarizes benefit obligation and funded status, plan asset activity, components of net pension cost, and weighted average assumptions for the Corporation's pension plan (in thousands):

	2004	2003
Change in Benefit Obligation		
Obligation at the beginning of the year	$14,724	$13,124
Service cost	718	571
Interest cost	938	840
Assumptions	245	1,225
Actuarial (gains) losses	528	(645)
Benefits paid	(435)	(391)
Obligation at the end of the year	$16,718	$14,724
Change in Plan Assets		
Fair value at the beginning of the year	13,726	11,151
Actual return on plan assets	725	2,157
Employer contribution	418	809
Benefits paid	(435)	(391)
Fair value at the end of the year	14,434	13,726
Funded Status	(2,285)	(998)
Unrecognized net actuarial loss	4,566	3,486
Unrecognized prior service cost	152	162
Unrecognized net transition asset	(410)	(449)
Prepaid Benefit Cost	$ 2,023	$ 2,201

	2004	2003
Components of Net Pension Cost		
Service cost	$ 718	$ 571
Interest cost	938	840
Expected return on assets	(1,183)	(1,005)
Amortization of transition asset	(39)	(39)
Recognized loss	151	136
Prior service cost	10	10
Net pension expense included in employee benefits	$ 595	$ 513
Weighted Average Assumptions		
Discount rate for benefit obligations	6.15%	6.25%
Discount rate for net pension cost	6.25	6.75
Expected long-term return on assets	8.25	8.25
Rate of compensation increase	4.00	4.00

The accumulated benefit obligation was $13.5 and $11.7 million at December 31, 2004 and 2003, respectively.

The asset allocations for the defined benefit pension plan as of December 31, 2004 and 2003, by asset category, are as follows:

	Percentage of Plan Assets	
	2004	2003
Asset Category		
Equity securities	64%	60%
Debt securities	23	32
Cash and cash equivalents	13	8
Total	100%	100%

The investment objective for the defined benefit pension plan is to maximize total return with tolerance for average risk. Asset allocation favors equities, with a target allocation of approximately 55% equities securities, 40% fixed income securities, and 5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. A core equity position of large cap stocks will be maintained. However, more aggressive or volatile sectors will be meaningfully represented in the asset mix in pursuit of higher returns. Higher volatility investment strategies such as credit risk, structured finance, and international bonds will be appropriate strategies in conjunction with the core position.

It is management's intent to give the investment managers flexibility within the overall guidelines with respect to investment decisions and their timing. However, certain investments require specific review and approval by management. Management is also informed of anticipated changes in nonproprietary investment managers, significant modifications of any previously approved investment, or anticipated use of derivatives to execute investment strategies.

The expected long-term rate of return on Plan assets has been established by considering historical and future expected returns of the asset classes invested in by the Plan trustees, and the allocation strategy currently in place among those classes.

The following summarizes the number of Corporation shares and the fair value of such shares included that are in Plan assets at December 31, 2004 and 2003, as well as dividends paid to the Plan for such years (dollars in thousands):

	2004	2003
Number of shares held	14,905	49,084
Number of shares purchased	—	504
Number of shares sold	34,179	503
Fair value	$ 348	$ 1,196
Dividends paid	$ 33	$ 34
Percentage of total plan assets	2.4%	9%

Estimated Cash Flows related to the Plan are as follows (in thousands):

Estimated future benefit payments:

2005	$ 487
2006	492
2007	522
2008	552
2009	653
2010-2014	5,289
	$ 7,995

The Corporation estimates that it will contribute $.7 million to the plan in 2005.

401(k) Profit Sharing Plan

The First United Bank & Trust 401(k) Profit Sharing Plan ("the 401(k) Plan") is a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees of the Corporation. Eligible employees can elect to contribute to the plan through payroll deductions. Contributions up to 6% of an employee's base salary are matched on a 50% basis by the Corporation. Expense charged to operations for the 401(k) Plan was $.4, $.3, and $.2 million in 2004, 2003 and 2002, respectively.

Supplemental Executive Retirement Plan

During 2001, the Corporation established an unfunded supplemental executive retirement plan (SERP) to provide senior management personnel with supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. Concurrent with the establishment of the SERP, the Corporation acquired bank owned life insurance (BOLI) policies on the senior management personnel and officers of the Corporation. The benefits resulting from the favorable tax treatment accorded the earnings on the BOLI are intended to provide a source of funds for the future payment of the SERP benefits as well as other employee benefit costs. The SERP expense for 2004, 2003 and 2002 was $.4, $.4 and $.2 million, respectively.

11. Federal Reserve Requirements

The Bank is required to maintain cash reserves with the Federal Reserve Bank of Richmond based principally on the type and amount of its deposits. During 2004, the daily average amount of these required reserves was approximately $11.0 million.

12. Restrictions on Subsidiary Dividends, Loans or Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. At December 31, 2004, the Bank could have paid additional dividends of $11.3 million to the Corporation without regulatory approval.

13. Commitments and Contingent Liabilities

The Corporation and its subsidiaries are at times, and in the ordinary course of business, subject to legal actions. However, to the knowledge of management, the Corporation is not currently subject to any such legal actions.

Loan and letter of credit commitments are discussed in Note 4.

Oakfirst Life Insurance Corporation, a wholly owned subsidiary of the Corporation, had $9.0 million of life, accident and health insurance in force at December 31, 2004. In accordance with state insurance laws, this subsidiary is capitalized at $4.3 million.

14. Fair Value of Financial Instruments

As required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," presented in the following table is fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Corporation's ability to actually realize these derived values cannot be assumed.

The fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of non financial assets such as buildings as well as certain financial instruments such as leases. Accordingly, the aggregate fair values presented do not represent the underlying value of the Corporation.

The actual carrying amounts and estimated fair values of the Corporation's financial instruments that are included in the statement of financial condition at December 31 are as follows (in thousands):

	2004		2003	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets:				
Cash and cash equivalents	$ 24,159	$ 24,159	$ 20,272	$ 20,272
Interest-bearing deposits in banks	1,855	1,855	1,474	1,474
Investment securities	210,661	210,661	223,615	223,615
Federal Home Loan Bank stock	9,525	9,525	8,660	8,660
Bank Owned Life Insurance	23,420	23,420	20,494	20,494
Loans	904,635	900,647	792,025	791,310
Accrued interest receivable	5,200	5,200	5,268	5,268
Financial Liabilities:				
Deposits	850,661	790,555	750,161	753,753
Borrowed funds	285,647	286,292	263,575	268,337
Accrued interest payable	3,187	3,187	2,776	2,776

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts as reported in the statement of financial condition for cash and due from banks and federal funds sold approximate their fair values.

Interest-bearing deposits in banks: The carrying amount of interest-bearing deposits approximate their fair values.

Investment securities: Fair values of investment securities are based on quoted market values.

Federal home loan bank stock: The carrying value of Federal Home Loan stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans: For variable rate loans and leases that reprice frequently or "in one year or less," and with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans and leases and loans and leases that do not reprice frequently are estimated using a discounted cash flow calculation that applies current interest rates being offered on the various loan products.

Bank Owned Life Insurance: The carrying amount of Bank Owned Life Insurance approximates its fair value.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable rate certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on the various certificates of deposit to the cash flow stream.

Borrowed funds: The fair value of the Corporation's Federal Home Loan Bank borrowings and junior subordinated debt is calculated based on the discounted value of contractual cash flows, using rates currently existing for borrowings with similar remaining maturities. The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate their fair values.

Accrued Interest: The carrying amount of accrued interest receivable and payable approximates their fair values.

Off-Balance-Sheet Financial Instruments: In the normal course of business, the Corporation makes commitments to extend credit and issues standby letters of credit. The Corporation expects most of these commitments to expire without being drawn upon, therefore the commitment amounts do not necessarily represent future cash requirements. Due to the uncertainty of cash flows and difficulty in the predicting the timing of such cash flows, fair values were not estimated for these instruments. The Corporation does not have any derivative financial instruments at December 31, 2004 or 2003.

15. Parent Company Financial Information (Parent Company Only)

Condensed Statements of Financial Condition (in thousands)

	December 31, 2004	December 31, 2003
Assets		
Cash	$ 1,406	$ 966
Investment securities	1,268	1,537
Investment in bank subsidiary	106,052	94,735
Other assets	5,583	4,753
Investment in non-bank subsidiaries	9,851	7,854
Total Assets	$124,160	$109,845
Liabilities and Shareholder's Equity		
Accrued interest and other liabilities	$ 1,082	$ 850
Dividends payable	1,127	1,093
Junior subordinated debt	35,929	23,711
Shareholders' equity	86,022	84,191
Total Liabilities and Shareholder's Equity	$124,160	$109,845

Condensed Statements of Income (in thousands)

	Year Ended December 31, 2004	2003	2002
Income:			
Dividend income from bank subsidiary	$ 8,718	$ 6,786	$ 6,670
Other income	422	84	86
Total income	$ 9,140	6,870	6,756
Expenses:			
Interest expense	2,927	2,192	2,192
Other expenses	942	127	4
Total expenses	3,869	2,319	2,196
Income before income taxes and equity in undistributed net income of subsidiaries	5,271	4,551	4,560
Income tax benefit	1,205	795	741
Equity in undistributed net income (loss) of subsidiaries:			
Bank	1,080	5,118	4,243
Non-bank	71	285	111
Net income	$ 7,627	$10,749	$ 9,655

Condensed Statements of Cash Flows (in thousands)

	Year Ended December 31, 2004	2003	2002
Operating activities			
Net income	$ 7,627	$10,749	$9,655
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(1,151)	(5,403)	(4,354)
Increase in other assets	(830)	(1,615)	(678)
Decrease (increase) in accrued interest and other liabilities	232	822	(16)
Increase in dividends payable	34	31	43
Net cash provided by operating activities	5,912	4,584	4,650
Investing activities			
Proceeds from investment maturities	269	—	246
Net investment in subsidiaries	(1,401)	(636)	(732)
Capital transfer to Bank	(12,000)	—	—
Net cash used in investing activities	(13,132)	(636)	(486)
Financing activities			
Cash dividends	(4,433)	(4,262)	(4,166)
Proceeds from issuance of common stock	(125)	125	—
Proceeds from issuance of long term debt	12,218	—	—
Net cash provided by (used in) financing activities	7,660	(4,137)	(4,166)
(Decrease) increase in cash and cash equivalents	440	(189)	(2)
Cash and cash equivalents at beginning of year	966	1,155	1,157
Cash and cash equivalents at end of year	$1,406	$ 966	$1,155

16. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003 (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Interest income	$14,601	$14,853	$15,160	$16,067
Interest expense	5,493	5,856	6,348	6,319
Net interest income	9,108	8,997	8,812	9,748
Provision for possible loan losses	45	739	851	899
Other income	2,767	2,977	2,800	3,724
Gains (losses) on securities	674	27	2	—
Other expenses	8,396	8,233	8,185	8,426
Expenses related to early redemption of long-term borrowings	—	—	910	1,818
Income before income taxes	4,108	3,029	1,668	2,329
Applicable income taxes	1,396	1,032	573	506
Net income	$ 2,712	$ 1,997	$ 1,095	$ 1,823
Earnings per share	$ .45	$ .33	$ .18	$ .29

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Interest income	$14,240	$14,471	$14,534	$14,458
Interest expense	6,146	5,850	5,919	5,686
Net interest income	8,094	8,621	8,615	8,772
Provision for possible loan losses	656	(317)	357	137
Other income	3,071	2,509	2,786	3,501
Other expenses	7,110	6,801	7,992	7,918
Income before income taxes	3,399	4,646	3,052	4,218
Applicable income taxes	947	1,325	872	1,422
Net income	$ 2,452	$ 3,321	$ 2,180	$ 2,796
Earnings per share	$ .40	$ .54	$ .36	$ .46

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed under the Securities Exchange Act of 1934 with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Corporation's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2004 was carried out under the supervision and with the participation of the Corporation's management, including the CEO and the CFO. Based on that evaluation, the Corporation's management, including the CEO and the CFO, has concluded that the Corporation's disclosure controls and procedures are effective.

During the fourth quarter of 2004, there was no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Corporation's internal control over financial reporting as of December 31, 2004. Management's report on the Corporation's internal control over financial reporting, and the related attestation report of the registered public accounting firm, are included on the following pages.

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
First United Corporation

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to management and the Board of Directors as to the reliability of the Corporation's financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

An internal control system, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements in the financial statements or the unauthorized use or disposition of the Corporation's assets. Also, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Corporation for the three years ended December 31, 2004, appearing elsewhere in this annual report, and has issued an attestation report on management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, as stated in their report, which is included herein.



William B. Grant
Chairman of the Board and,
Chief Executive Officer



Robert W. Kurtz
President and,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First United Corporation

We have audited the management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that First United Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). First United Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

In our opinion, management's assessment that First United Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, First United Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of First United Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, of First United Corporation and our report dated March 7, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 7, 2005

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For a listing of the Corporation's executive officers, see Executive Officers in the annual Proxy Statement.

The Corporation has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, a Code of Ethics applicable to all employees, and a Code of Ethics applicable to members of the Board of Directors. Copies of the Corporation's Codes of Ethics are available free of charge upon request to Mr. Robert W. Kurtz, Secretary, First United Corporation, c/o First United Bank & Trust, P.O. Box 9, Oakland, MD 21550-0009.

All other information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2005 Annual Stockholders Meeting to be filed with the SEC in March of 2005 pursuant to Regulation 14A.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2005 Annual Stockholders Meeting to be filed with the SEC in March of 2005 pursuant to Regulation 14A.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2005 Annual Stockholders Meeting to be filed with the SEC in March of 2005 pursuant to Regulation 14A.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2005 Annual Stockholders Meeting to be filed with the SEC in March of 2005 pursuant to Regulation 14A.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2005 Annual Stockholders Meeting to be filed with the SEC in March of 2005 pursuant to Regulation 14A.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1), (2) Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition as of December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002

(a) (3) Exhibits

The exhibits filed with this annual report on Form 10-K are listed in the Exhibit Index that follows the signatures.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First United Corporation

By:



William B. Grant
Chairman of the Board
and Chief Executive Officer

March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.



(William B. Grant) Director, Chief Executive Officer
March 14, 2005



(David J. Beachy) Director—March 14, 2005



(Rex W. Burton) Director—March 14, 2005



(Faye E. Cannon) Director—March 14, 2005



(Paul Cox, Jr.) Director—March 14, 2005



(Raymond F. Hinkle) Director—March 14, 2005



(Robert W. Kurtz) Director, President and Chief Financial Officer—March 14, 2005



(John W. McCullough) Director—March 14, 2005



(Elaine L. McDonald) Director—March 14, 2005



(Donald E. Moran) Director—March 14, 2005



(Karen F. Myers) Director—March 14, 2005



(Gary R. Ruddell) Director—March 14, 2005



(I. Robert Rudy) Director—March 14, 2005



(Richard G. Stanton) Director—March 14, 2005



(Robert G. Stuck) Director—March 14, 2005

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 1998).
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3(ii) of the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997).
10.1	First United Bank & Trust Supplemental Executive Retirement Plan ("SERP") (incorporated by reference to Exhibit 10.1 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.2	Form of SERP Participation Agreement between the Bank and each of William B. Grant, Robert W. Kurtz, Jeannette R. Fitzwater, Phillip D. Frantz, Eugene D. Helbig, Jr., Steven M. Lantz, Robin M. Murray, Frederick A. Thayer, IV (incorporated by reference to Exhibit 10.2 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.3	Endorsement Split Dollar Agreement between the Bank and William B. Grant (incorporated by reference to Exhibit 10.3 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.4	Endorsement Split Dollar Agreement between the Bank and Robert W. Kurtz (incorporated by reference to Exhibit 10.4 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003.
10.5	Endorsement Split Dollar Agreement between the Bank and Jeannette R. Fitzwater (incorporated by reference to Exhibit 10.5 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.6	Endorsement Split Dollar Agreement between the Bank and Phillip D. Frantz (incorporated by reference to Exhibit 10.6 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7	Endorsement Split Dollar Agreement between the Bank and Eugene D. Helbig, Jr. (incorporated by reference to Exhibit 10.7 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.8	Endorsement Split Dollar Agreement between the Bank and Steven M. Lantz (incorporated by reference to Exhibit 10.8 of the Corporation's Quarterly Report on Form 10-Q for the period June 30, 2003).
10.9	Endorsement Split Dollar Agreement between the Bank and Robin M. Murray (incorporated by reference to Exhibit 10.9 of the Corporation's Quarterly Report on Form 10-Q for the period June 30, 2003).
10.10	Endorsement Split Dollar Agreement between the Bank and Frederick A. Thayer, IV (incorporated by reference to Exhibit 10.10 of the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.11	First United Corporation Executive and Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 of the Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2003).
21	Subsidiaries of the Corporation, incorporated by reference to page 3 of this Annual Report on Form 10-K.
23.1	Consent of Ernst & Young LLP (filed herewith)
31.1	Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
31.2	Certifications of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
32.1	Certification of the CEO pursuant to 18 U.S.C. § 1350 (furnished herewith)
32.2	Certification of the CFO pursuant to 18 U.S.C. § 1350 (furnished herewith)
99.1	Risk Factors (filed herewith)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 33-26248) of First United Corporation and in the related Prospectuses of our reports dated March 7, 2005, with respect to the consolidated financial statements of First United Corporation, First United Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of First United Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 11, 2005

CERTIFICATIONS

Exhibit 31.1

Pursuant to Section 302 of the Sarbanes-Oxley Act

I, William B. Grant, certify that:

1. I have reviewed this annual report on Form 10-K of First United Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Date: March 14, 2005

William B. Grant, Chairman of the Board/
Chief Executive Officer

CERTIFICATIONS

Exhibit 31.2

Pursuant to Section 302 of the Sarbanes-Oxley Act

I, Robert W. Kurtz, certify that:

1. I have reviewed this annual report on Form 10-K of First United Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Date: March 14, 2005

Robert W. Kurtz, President/Chief Financial Officer

CERTIFICATION OF PERIODIC REPORT

Exhibit 32.1

Pursuant to 18 U.S.C. § 1350

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of First United Corporation on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of First United Corporation.



Date: March 14, 2005

William B. Grant, Chairman of the Board/
Chief Executive Officer

CERTIFICATION OF PERIODIC REPORT

Exhibit 32.2

Pursuant to 18 U.S.C. § 1350

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of First United Corporation on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of First United Corporation.



Date: March 14, 2005

Robert W. Kurtz, President/Chief Financial Officer

RISK FACTORS

Exhibit 99.1

The following factors should be considered carefully in evaluating an investment in shares of common stock of First United Corporation. When we refer to "we", "us", or "our" in these Risk Factors, we mean First United Corporation and, as the context requires, its subsidiaries.

Our Future Depends on the Successful Growth of Our Subsidiaries

Our primary business activity for the foreseeable future will be to act as the holding company of First United Bank & Trust and our other direct and indirect subsidiaries. Therefore, our future profitability will depend on the success and growth of these subsidiaries. In the future, part of our growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money, particularly at first. A new bank or company may bring with it unexpected liabilities, bad loans, or bad employee relations, or the new bank or company may lose customers.

The Majority of Our Business is Concentrated in Maryland and West Virginia; A Significant Amount of Our Business is Concentrated in Real Estate Lending

Because most of our loans are made to Western Maryland and Northeastern West Virginia borrowers, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, we make many real estate secured loans, which are in greater demand when interest rates are low and economic conditions are good. Even when economic conditions are favorable and interest rates are low, these conditions may not continue. Additionally, the market values of the real estate securing these loans may deteriorate, and we may lose money if a borrower fails to repay a real estate loan.

First United Bank & Trust May Experience Loan Losses in Excess of its Allowance

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of First United Bank & Trust maintains an allowance for credit losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of its examination process, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in our net income and capital, and could have a material adverse effect on our financial condition.

Interest Rates and Other Economic Conditions Will Impact Results of Operations

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (i.e., net interest income), including advances from the Federal Home Loan Bank of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) could enhance earnings in a rising interest rate environment and could negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) could enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, but there can be no assurance that these attempts will be successful in the event of such changes.

The Market Value of Our Investments Could Decline

As of December 31, 2004, we had classified 100% of our investment securities as available-for-sale pursuant to

Statement of Financial Accounting Standards ("SFAS") No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity (net of tax) as accumulated other comprehensive income. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Shareholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. Moreover, there can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in shareholders' equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

Our Ability to Pay Dividends is Limited

Our current ability to pay dividends to shareholders is largely dependent upon the receipt of dividends from First United Bank & Trust. Both federal and state laws impose restrictions on the ability of First United Bank & Trust to pay dividends. Federal law prohibits the payment of a dividend by an uninsured depository institution if the depository institution is considered "undercapitalized" or if the payment of the dividend would make the institution "undercapitalized". This policy statement is applicable only to troubled institutions. For a Maryland state-chartered bank or trust company, dividends may be paid out of undivided profits or, with the prior approval of the Commissioner, from surplus in excess of 100% of required capital stock. If however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Because of these limitations, there can be no guarantee that we will declare dividends in any fiscal quarter.

Our Stock is not Heavily Traded

The shares of our common stock are listed on the Nasdaq National Market and are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of our common stock. Management cannot predict the extent to which an active public market for our securities will develop or be sustained in the future. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the securities of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

Our Stock is not Insured

Investments in our securities are not deposits and are not insured against loss by the government.

We Operate in a Competitive Market

We operate in a competitive environment, competing for loans, deposits, and customers with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition for other products, such as insurance and securities products, comes from other banks, securities and brokerage companies, insurance companies, insurance agents and brokers, and other nonbank financial service providers in our market area. Many of these competitors are much larger in terms of total assets and capitalization, have greater access to capital markets, and/or offer a broader range of financial services than those that we offer. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Finally, our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

The Banking Industry is Heavily Regulated; Significant Regulatory Changes Could Adversely Affect Our Operations

Our operations will be impacted by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. First United Corporation is subject to supervision by the Federal Reserve Board. First United Bank & Trust is subject to supervision and periodic examination by the Maryland Commissioner of Financial Regulation and the Federal Deposit Insurance Corporation. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. First United Corporation and First United Bank & Trust are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that either is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Management also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We May be Adversely Affected by Recent Legislation

The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, this law repealed restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. Although First United Corporation is a financial holding company, this law may increase the competition we face from larger banks and other companies. It is not possible to predict the full effect that this law will have on us.

In addition, current banking laws facilitate interstate branching and merger activity among banks, and interstate banking is now an accepted element of competition. As a result, we may face an even greater degree of competition in the banking industry, and we may be brought into competition with institutions with which we do not presently compete. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. Our future profitability may be adversely affected by increased competition resulting from this legislation.

We May be Subject to Claims

Our customers may sue us for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, our failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate us from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

We May not be Able to Keep Pace with Developments in Technology

We use various technologies in conducting our businesses, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other financial institutions may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Our Articles of Incorporation and By-Laws May Discourage a Corporate Takeover

The Amended and Restated Articles of Incorporation of First United Corporation and its By-Laws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the corporation. These provisions provide for the classification of the Board of Directors into three classes; directors of each class generally serve for staggered three-year periods. No director may be removed except for cause, and then only by the affirmative vote of either a majority of the entire Board of Directors or a majority of the outstanding voting stock. In addition, Maryland law contains anti-takeover provisions that apply to First United Corporation. Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt that would not be approved by the Board of Directors, but pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. As a result of the foregoing, such provisions could potentially adversely affect the market price of our common stock.